As filed with the Securities and Exchange Commission on September 7, 2012

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CATERPILLAR INC.
(Exact name of Registrant as specified in its charter)

Delaware	**3531**	**37-0602744**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 NE Adams Street, Peoria, Illinois 61629
(309) 675-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive officer)

James B. Buda
Executive Vice President, Law and Public Policy
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629-7310
(309) 675-4429
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Paul L. Choi
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
3.803% Debentures due 2042	$1,721,536,000	100%	$1,721,536,000	$197,288.03

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2012

PROSPECTUS

CATERPILLAR®

Offer to Exchange
$1,721,536,000 aggregate principal amount of
3.803% Debentures due 2042
(that we refer to as the "original debentures")
(CUSIP Nos. 149123 CA7 and U14912 AB2)
for
$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042
(that we refer to as the "exchange debentures")
(CUSIP No. 149123 CB5)
that have been registered under the Securities Act of 1933, as amended (the "Securities Act")

The exchange offer will expire at 11:59 p.m.,
New York City time, on   , 2012, unless extended.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the "exchange offer"), to exchange up to $1,721,536,000 aggregate principal amount of our outstanding original debentures (CUSIP Nos. 149123 CA7 and U14912 AB2) for a like principal amount of our exchange debentures (CUSIP No. 149123 CB5) that have been registered under the Securities Act. When we use the term "debentures" in this prospectus, the term includes the original debentures and the exchange debentures unless otherwise indicated or the context otherwise requires. The terms of the exchange offer are summarized below and are more fully described in this prospectus.

The terms of the exchange debentures are substantially identical to the terms of the original debentures in all material respects, except that the exchange debentures are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original debentures do not apply to the exchange debentures.

We will accept for exchange any and all original debentures validly tendered and not validly withdrawn prior to 11:59 p.m., New York City time, on,   , 2012, unless extended (the "expiration date").

You may withdraw tenders of original debentures at any time prior to the expiration of the exchange offer.

We will not receive any proceeds from the exchange offer.

The exchange of original debentures for exchange debentures will not be a taxable event for U.S. federal income tax purposes.

No public market currently exists for the original debentures. We do not intend to list the exchange debentures on any securities exchange and, therefore, no active public market is anticipated.

Each broker-dealer that receives exchange debentures for its own account pursuant to the exchange offer in exchange for original debentures that were acquired as a result of market making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange debentures. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original securities where such original securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

See "**Risk Factors**" beginning on page 11 to read about important factors you should consider before tendering your original debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2012

TABLE OF CONTENTS

This prospectus contains summaries of the material terms of certain documents and refers you to certain documents that we have filed with the Securities and Exchange Commission (the "SEC"). See "Available Information." Copies of these documents, except for certain exhibits and schedules, will be made available to you without charge upon written or oral request to:

Caterpillar Inc.
Attention: Corporate Secretary
100 NE Adams Street
Peoria, Illinois 61629
Telephone: 309-675-1000

In order to obtain timely delivery of such materials, you must request information from us no later than five business days prior to the expiration of the exchange offer.

No information in this prospectus constitutes legal, business or tax advice, and you should not consider it as such. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding the exchange offer.

Notice to Holders Outside the United States

This prospectus is not a prospectus for the purposes of the European Union's Directive 2003/71/EC (and any amendments thereto) as implemented in Member States of the European Economic Area. This prospectus does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange the original debentures and/or the exchange debentures, as applicable, in any circumstances in which such offer or solicitation is unlawful. Each holder of original debentures tendering for exchange debentures will be deemed to have represented, warranted and agreed that, if it is a person resident in a Member State of the European Economic Area, it is a "qualified investor" for the purposes of Article 2(1)(e) of Directive 2003/71/EC as amended by Directive 2010/73/EU.

Table of Contents

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including the documents incorporated by reference herein, relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Our actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions affecting demand for our products and services in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity or component price increases and/or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and creditworthiness of Caterpillar Financial Services Corporation's customers; (viii) inability to realize expected benefits from acquisitions and divestitures, including the acquisition of Bucyrus International, Inc.; (ix) international trade and investment policies; (x) challenges related to Tier 4 emissions compliance; (xi) market acceptance of our products and services; (xii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiii) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xiv) sourcing practices of our dealers or original equipment manufacturers; (xv) compliance with environmental laws and regulations; (xvi) alleged or actual violations of trade or anti-corruption laws and regulations; (xvii) additional tax expense or exposure; (xviii) currency fluctuations; (xix) our compliance with financial covenants; (xx) increased pension plan funding obligations; (xxi) union disputes or other employee relations issues; (xxii) significant legal proceedings, claims, lawsuits or investigations; (xxiii) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxiv) changes in accounting standards; (xxv) failure or breach of IT security; (xxvi) adverse effects of natural disasters; and (xxvii) other factors described in more detail under "Item 1A. Risk Factors" in our Annual Report on Form 10-K filed with the SEC on February 21, 2012 for the year ended December 31, 2011.

SUMMARY

The following summary highlights selected information about us and the exchange offer and may not contain all of the information that is important to you. You should carefully read this entire prospectus and the documents incorporated by reference herein, including the risk factors and the financial statements and related notes incorporated by reference herein, before making an investment decision.

Unless the context otherwise requires, references in this prospectus to "Caterpillar," "the Company," "we," "our," "ours" and "us" refer to Caterpillar Inc. and all of its consolidated subsidiaries.

The Company

Overview

With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company is also a leading services provider through Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Remanufacturing Services and Progress Rail Services Corporation (Progress Rail). Caterpillar is also a leading U.S. exporter. Through a global network of independent dealers and direct sales of certain products, Caterpillar builds long-term relationships with customers around the world.

We have five operating segments, of which four are reportable segments and are described below.

Our **Construction Industries** segment is primarily responsible for supporting customers using machinery in infrastructure and building construction applications. The majority of machine sales in this segment are made in the heavy construction, general construction, mining and quarry and aggregates markets.

The **Resource Industries** segment is primarily responsible for supporting customers using machinery in mine and quarry applications. It also serves forestry, paving and tunneling customers. Our Resource Industries business was transformed by the acquisition of Bucyrus International, Inc. in July 2011, and now offers mining customers the broadest product range in the industry.

Our **Power Systems** segment is primarily responsible for supporting customers using reciprocating engines, turbines and related parts across industries serving electric power, industrial, petroleum and marine applications as well as rail-related businesses.

The business of our **Financial Products** segment is primarily conducted by Cat Financial, a wholly owned finance subsidiary of Caterpillar. Cat Financial's primary business is to provide retail and wholesale financing alternatives for Caterpillar products to customers and dealers around the world.

Information in our financial statements and related commentary are presented in the following categories:

- Machinery and Power Systems represents the aggregate total of Construction Industries, Resource Industries, Power Systems and All Other operating segment and related corporate items and eliminations.

- Financial Products primarily includes the company's Financial Products segment. This category includes Cat Financial, Caterpillar Insurance Holdings Inc. (Cat Insurance) and their respective subsidiaries.

Our products are sold primarily under the brands "Caterpillar," "CAT," design versions of "CAT" and "Caterpillar," "Electro-Motive," "FG Wilson," "MaK," "MWM," "Olympian," "Perkins," "Progress Rail," "SEM" and "Solar Turbines."

Originally organized as Caterpillar Tractor Co. in 1925 in the State of California, our company was reorganized as Caterpillar Inc. in 1986 in the State of Delaware. Our principal executive offices are located at

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100 NE Adams Street, Peoria, Illinois 61629. Our telephone number is (309) 675-1000. We maintain a website at *www.caterpillar.com* where general information about us is available. We are not incorporating the contents of the website into this prospectus.

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Table of Contents

100 NE Adams Street, Peoria, Illinois 61629. Our telephone number is (309) 675-1000. We maintain a website at *www.caterpillar.com* where general information about us is available. We are not incorporating the contents of the website into this prospectus.

Summary of the Exchange Offer

On August 15, 2012 and August 27, 2012, in connection with our private exchange offers, we issued an aggregate of $1,721,536,000 principal amount of 3.803% Debentures due 2042. As part of that issuance, we entered into a registration rights agreement with the dealer managers of the private exchange offers, dated as of August 15, 2012, in which we agreed, among other things, to deliver this prospectus to you and to use all commercially reasonable efforts to complete an exchange offer for the original debentures. Below is a summary of the exchange offer. It may not contain all the information that is important to you. For a more complete description of the terms of the exchange offer, see "The Exchange Offer."

Securities Offered	$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042 that have been registered under the Securities Act (the "exchange debentures"). The form and terms of the exchange debentures are substantially identical in all material respects to those of the original debentures, except that the exchange debentures are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original debentures do not apply to the exchange debentures.
Exchange Offer	Subject to the terms and conditions set forth in this prospectus, we are offering to exchange up to $1,721,536,000 principal amount of the outstanding original debentures for a like principal amount of the exchange debentures. You may tender original debentures only in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. We will issue exchange debentures promptly after the expiration of the exchange offer. In order to be exchanged, an original debenture must be validly tendered, not validly withdrawn and accepted. Subject to the satisfaction or waiver of the conditions of the exchange offer, all original debentures that are validly tendered and not validly withdrawn will be exchanged. As of the date of this prospectus, there is $1,721,536,000 aggregate principal amount of original debentures outstanding. The original debentures were issued under the Indenture dated as of May 1, 1987, as supplemented and amended (as so supplement or amended, the "Indenture") between Caterpillar and U.S. Bank National Association, as successor to Citibank, N.A., as the trustee (the "Trustee"). If all outstanding original debentures are tendered for exchange, there will be $1,721,536,000 principal amount of exchange debentures (that have been registered under the Securities Act) outstanding after this exchange offer.
Accrued Interest On the Exchange Debentures and Original Debentures	The exchange debentures will bear interest from August 15, 2012. If your original debentures are accepted for exchange, you will receive interest on the exchange debentures and not on the original debentures, provided that you will receive interest on the original debentures and not the exchange debentures if and to the extent the record date for such interest payment occurs prior to completion of the exchange offer. Any original debentures not tendered will remain outstanding and continue to accrue interest according to their terms.
Withdrawal Rights	Tenders may be withdrawn at any time before 11:59 p.m., New York City time, on the expiration date. See "The Exchange Offer—Withdrawal Rights."

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Expiration Date; Tenders	The exchange offer will expire at 11:59 p.m., New York City time, on, , 2012, which is the twentieth business day of the offering period, unless we extend the period of time during which the exchange offer is open. In the event of any material change in the offer, we will extend the period of time during which the exchange offer is open, if necessary, so that at least five business days remain in the exchange offer period following notice of the material change. By signing or agreeing to be bound by the letter of transmittal, you will represent, among other things, that:

- you are not our affiliate;

- you are not a broker-dealer tendering original debentures that you acquired in exchange for securities acquired directly from us for your own account;

- the original debentures being exchanged have been, and any exchange debentures to be received by you will be, acquired in the ordinary course of its business;

- you have no arrangement or understanding with any person to participate in, and are not engaged in and do not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of the provisions of the Securities Act; and

- if you are a broker-dealer that will receive exchange debentures for your own account in exchange for original debentures that were acquired as a result of market making or other trading activities, you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such exchange debentures. For further information regarding resales of the exchange debentures by broker-dealers, see the discussion under the caption "Plan of Distribution."

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. If we materially change the terms of the exchange offer, we will resolicit tenders of the original debentures and extend the exchange offer period if necessary so that at least five business days remain in the exchange offer period following notice of any such material change. See "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding conditions to the exchange offer.
Certain U.S. Federal Income Tax Consequences	Your exchange of original debentures for exchange debentures pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Consequences."
Use of Proceeds; Expenses	We will not receive any proceeds from the issuance of exchange debentures in the exchange offer. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers.

Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading "The Exchange Offer—Exchange Agent."

Procedures for Tendering Original Debentures

A tendering holder must, at or prior to the expiration date:

- transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

- if original debentures are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus.

See "The Exchange Offer—Procedures for Tendering Original Debentures."

Special Procedures for Beneficial Holders

If you wish to participate in the exchange offer and your original debentures are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee through DTC, you may do so through the automated tender offer program, or "ATOP," of DTC. By participating in the exchange offer, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. See "The Exchange Offer—Procedures for Tendering Original Debentures."

Consequences of Failure to Exchange

If you do not exchange your original debentures in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your original debentures. In general, you may offer or sell your original debentures only:

- if they are registered under the Securities Act and applicable state securities laws;

- if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

- if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

Although your original debentures will continue to accrue interest, they will generally retain no rights under the registration rights agreement. We currently do not intend to register the original debentures under the Securities Act. Under some circumstances, holders of the original debentures, including holders who are not permitted to participate in the exchange offer or who may not freely sell exchange debentures received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the original debentures by these holders. For more information regarding the consequences of not tendering your original debentures and our obligations to file a shelf registration statement, see "The Exchange Offer—Consequences of Exchanging or Failing to Exchange the Original Debentures" and "Registration Rights Agreement."

Acceptance of Original Debentures and Delivery of Exchange Debentures	Subject to the conditions stated in the section "The Exchange Offer—Conditions to the Exchange Offer" of this prospectus, we will accept for exchange any and all original debentures which are properly tendered in the exchange offer and not validly withdrawn before 11:59 p.m., New York City time, on the expiration date. The exchange debentures will be delivered promptly after the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."
Regulatory Requirements	Following the effectiveness of the registration statement covering the exchange offer by the SEC, no other material federal regulatory requirement must be complied with in connection with this exchange offer.
Resales	Based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that exchange debentures issued under this exchange offer in exchange for original debentures may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of original debentures who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any broker dealer who purchased the original debentures from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the SEC staff set forth in the above mentioned no action letters, (ii) will not be entitled to tender its original debentures in the exchange offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the original debentures unless such sale or transfer is made pursuant to an exemption from such requirements.
Risk Factors	For a discussion of significant risk factors applicable to the exchange debentures and the exchange offer, see "Risk Factors" beginning on page 11 of this prospectus for a discussion of factors you should consider carefully before deciding to participate in the exchange offer.

Summary of the Exchange Debentures

The following is a summary of the terms of the exchange debentures. The form and terms of the exchange debentures are substantially identical in all material respects to those of the original debentures except that the exchange debentures are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original debentures do not apply to the exchange debentures. The exchange debentures will evidence the same debt as the original debentures and will be governed by the same indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the exchange debentures, see the section of this prospectus entitled "Description of Exchange Debentures."

Issuer	Caterpillar Inc.
Debentures Offered	$1,721,536,000 aggregate principal amount of exchange debentures due 2042.
Maturity Date	August 15, 2042.
Interest Rate	Interest will accrue on the exchange notes from August 15, 2012, at the rate of 3.803% per annum, and will be payable in cash semi-annually in arrears on August 15 and February 15 of each year, beginning on February 15, 2013. Interest on the debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Interest Payment Dates	Interest will accrue from, and including, August 15, 2012, and will be payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2013.
Ranking	The exchange debentures will be unsecured obligations of Caterpillar and will rank equally in right of payment with all other existing and future senior unsecured indebtedness of Caterpillar. As of June 30, 2012, we had approximately $39 billion of indebtedness outstanding on a consolidated basis (approximately $27.3 billion of which was long-term debt due after one year).
	The exchange debentures will be effectively subordinated to all of the secured indebtedness of Caterpillar (excluding its subsidiaries) to the extent of the assets securing such indebtedness. As of June 30, 2012, we had no secured indebtedness for borrowed money. The exchange debentures will also be structurally subordinated to all of the secured and unsecured indebtedness and other liabilities of our subsidiaries. As of June 30, 2012, our subsidiaries had approximately $28.9 billion of indebtedness outstanding that would be structurally senior to the exchange debentures.
Optional Redemption	We may redeem the exchange debentures at our option any time or from time to time prior to maturity, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the exchange debentures to be redeemed and (ii) the make-whole amount, *plus*, in each case, accrued and unpaid interest thereon to, but not including, the redemption date. See "Description of Exchange Debentures—Optional Redemption."
Covenants	The Indenture governing the exchange debentures contains certain covenants for your benefit. These covenants restrict our ability to, among other things, incur secured debt, engage in certain sale-leaseback transactions, transfer important property and merge or consolidate or sell all or substantially all of our assets. These covenants are subject to certain significant exceptions. See "Description of Exchange Debentures—Certain Restrictive Covenants."

Form and Denomination	The exchange debentures will be issued in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. See "Description of Exchange Debentures—Book-Entry System; Global Clearance and Settlement Procedures."
No Listing of the Exchange Debentures	We do not intend to apply to list the exchange debentures for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system. Accordingly, we cannot provide assurance as to the development or liquidity of any market for the exchange debentures.
Further Issuances	We may, from time to time, without notice to or the consent of the holders or the beneficial owners of the exchange debentures, create and issue additional debentures having the same terms as the exchange debentures in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the debentures and, in some cases, the initial interest payment date of the debentures), so that such additional debentures may be consolidated and form a single series with the exchange debentures. If the additional debentures are not fungible with the previously outstanding exchange debentures for United States federal income tax purposes, such additional debentures will have a separate CUSIP number. See "Description of Exchange Debentures—Further Issuances."
Trustee	U.S. Bank National Association
Risk Factors	See "Risk Factors—Risks Related to the Exchange Debentures" beginning on page 12 of this prospectus for important information regarding us and an investment in the exchange debentures.

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Summary Selected Historical Financial Information

The following table sets forth our summary selected historical financial information. The summary selected historical financial information as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, are derived from the five-year financial summary contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference in this prospectus. The selected historical financial information as of and for the periods ended June 30, 2012 and 2011 are derived from our Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2012 and 2011. Historical results are not necessarily indicative of the results that may be expected for any future period. The summary selected historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, which are incorporated by reference herein, and our audited consolidated financial statements and unaudited consolidated interim financial statements, and the related notes thereto, incorporated by reference herein. See "Available Information."

Dollars in millions (except per share data)		2011		2010		2009		2008		2007
Years ended December 31,										
Sales and revenues:										
Sales	$	57,392	$	39,867	$	29,540	$	48,044	$	41,962
Revenues	$	2,746	$	2,721	$	2,856	$	3,280	$	2,996
Total sales and revenues	$	60,138	$	42,588	$	32,396	$	51,324	$	44,958
Profit[1]	$	4,928	$	2,700	$	895	$	3,557	$	3,541
Profit per common share[2]	$	7.64	$	4.28	$	1.45	$	5.83	$	5.55
Profit per common share – diluted[3]	$	7.40	$	4.15	$	1.43	$	5.66	$	5.37
Dividends declared per share of common stock	$	1.82	$	1.74	$	1.68	$	1.62	$	1.38
Capital expenditures:										
Property, plant and equipment	$	2,515	$	1,575	$	1,504	$	2,320	$	1,682
Equipment leased to others	$	1,409	$	1,011	$	968	$	1,566	$	1,340
Depreciation and amortization	$	2,527	$	2,296	$	2,336	$	1,980	$	1,797
Research and development expenses	$	2,297	$	1,905	$	1,421	$	1,728	$	1,404
December 31,										
Total assets	$	81,446	$	64,020	$	60,038	$	67,782	$	56,132
Long-term debt due after one year:										
Consolidated	$	24,944	$	20,437	$	21,847	$	22,834	$	17,829
Machinery and Power Systems	$	8,415	$	4,505	$	5,652	$	5,736	$	3,639
Financial Products	$	16,529	$	15,932	$	16,195	$	17,098	$	14,190
Total debt:										
Consolidated	$	34,592	$	28,418	$	31,631	$	35,535	$	28,429
Machinery and Power Systems	$	9,066	$	5,204	$	6,387	$	7,824	$	4,006
Financial Products	$	25,526	$	23,214	$	25,244	$	27,711	$	24,423

[1] Profit attributable to common stockholders.
[2] Computed on weighted-average number of shares outstanding.
[3] Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

(Dollars in millions except per share data)		2012		2011
Six months ended June 30,				
Sales and revenues:				
Sales	$	31,972	$	25,812
Revenues	$	1,383	$	1,367
Total sales and revenues	$	33,355	$	27,179
Profit[1]	$	3,285	$	2,240
Profit per common share[2]	$	5.04	$	3.48
Profit per common share – diluted[3]	$	4.90	$	3.36
Dividends declared per share of common stock	$	0.98	$	0.90
Capital expenditures:				
Property, plant and equipment	$	1,508	$	924
Equipment leased to others	$	787	$	580
Depreciation and amortization	$	1,350	$	1,174
Research and development expenses	$	1,219	$	1,109
June 30,				
Total assets	$	88,838	$	73,611
Long-term debt due after one year:				
Consolidated	$	27,261	$	25,926
Machinery and Power Systems	$	9,169	$	8,913
Financial Products	$	18,092	$	17,013
Total debt:				
Consolidated	$	39,316	$	34,382
Machinery and Power Systems	$	11,030	$	9,420
Financial Products	$	28,286	$	24,962

[1] Profit attributable to common stockholders.
[2] Computed on weighted-average number of shares outstanding.
[3] Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

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RISK FACTORS

Investing in the exchange debentures involves risks. You should consider carefully the following risks and all of the information under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this prospectus, as well as the other information included in or incorporated by reference into this prospectus, before deciding whether to tender your original debentures for exchange in the exchange offer. In addition, there may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

Risks Related to the Exchange Offer

The consummation of the exchange offer may not occur.

We will exchange up to the aggregate principal amount of original debentures for exchange debentures that are tendered in compliance with, and pursuant to, the terms and conditions of the exchange offer described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their exchange debentures, during which time those holders of original debentures will not be able to effect transfers of their original debentures tendered in the exchange offer. We may, however, waive these conditions at our sole discretion prior to the expiration date. See "The Exchange Offer—Conditions to the Exchange Offer."

Some holders may be required to comply with the registration and prospectus delivery requirements of the Securities Act.

If you exchange your original debentures in the exchange offer for the purpose of participating in a distribution of the exchange debentures, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, a broker-dealer that purchased original debentures for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange debentures it receives in exchange for original debentures in the exchange offer. Our obligation to keep the registration statement of which this prospectus forms a part effective is limited. Accordingly, we cannot guarantee that a current prospectus will be available at all times to broker-dealers wishing to resell their exchange debentures.

Late deliveries of original debentures or any other failure to comply with the exchange offer procedures could prevent a holder from exchanging its original debentures.

Holders of original debentures are responsible for complying with all exchange offer procedures. The issuance of exchange debentures in exchange for original debentures will only occur upon proper completion of the procedures described in this prospectus under "The Exchange Offer." Therefore, holders of original debentures who wish to exchange them for exchange debentures should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the exchange offer or notify you of any failure to follow the proper procedure.

Risks Related to the Failure to Exchange

You may have difficulty selling the original debentures that you do not exchange.

If you do not exchange your original debentures for exchange debentures pursuant to the exchange offer, the original debentures you hold will continue to be subject to the existing transfer restrictions. The original debentures may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not anticipate that we will register the original debentures under the Securities Act. After the exchange offer is consummated, the trading market for the remaining untendered original debentures may be small

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and inactive. Consequently, you may find it difficult to sell any original debentures you continue to hold or to sell such original debentures at the price you desire because there will be fewer original debentures of such series outstanding.

Risks Related to the Exchange Debentures

The exchange debentures are our unsecured obligations and will rank effectively junior to the existing and future liabilities of our subsidiaries.

The exchange debentures are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, senior obligations. The exchange debentures are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the exchange debentures with respect to those assets. As of June 30, 2012, we did not have any secured debt outstanding.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the exchange debentures. As a result, the exchange debentures are structurally subordinated to all liabilities of our subsidiaries, including, without limitation, all indebtedness and trade payables of our subsidiaries. As of June 30, 2012, we had approximately $39 billion of indebtedness outstanding on a consolidated basis, approximately $28.9 billion of which is subsidiary indebtedness that is structurally senior to the exchange debentures.

In particular, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of exchange debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The exchange debentures do not restrict our ability to incur additional debt or prohibit us from taking other actions that could negatively impact holders of the exchange debentures.

The exchange debentures and Indenture under which the exchange debentures will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the exchange debentures, including making it more difficult for us to satisfy our obligations with respect to the exchange debentures, a loss in the market value of your exchange debentures and a risk that the credit rating of the exchange debentures is lowered or withdrawn.

The terms of the exchange debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the Indenture and the exchange debentures, including repurchasing indebtedness or common shares or preferred shares, if any, or paying dividends, could have the effect of diminishing our ability to make payments on the exchange debentures when due.

Our credit ratings may not reflect all risks of an investment in the exchange debentures, and changes in our credit ratings may affect the market value and liquidity of the exchange debentures.

The credit ratings assigned to the exchange debentures may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, the exchange debentures. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency's rating should be evaluated independently of any other agency's rating. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the exchange debentures and the suitability of investing in the exchange debentures in light of your particular circumstances.

In addition, real or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, the exchange debentures. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency's judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of the exchange debentures and increase our borrowing costs.

If an active trading market does not develop for the exchange debentures, you may be unable to sell your exchange debentures or to sell your exchange debentures at a price that you deem sufficient.

The exchange debentures are a new issue of securities for which there currently is no established trading market. We do not intend to list the exchange debentures on a national securities exchange or arrange for quotation on any automated dealer quotation system. No assurance can be given:

- that a market for the exchange debentures will develop or continue;

- as to the liquidity of any market that does develop; or

- as to your ability to sell any exchange debentures you may own or the price at which you may be able to sell your exchange debentures.

We may redeem your exchange debentures at our option, which may adversely affect your return.

As described under "Description of Exchange Debentures—Optional Redemption," we have the right to redeem the exchange debentures in whole or from time to time in part at the redemption prices described under the caption "Description of Exchange Debentures—Optional Redemption." We may choose to exercise this redemption right when prevailing interest rates are relatively low. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the exchange debentures.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange debentures in exchange for the original debentures. Any original debentures that are properly tendered and accepted for exchange pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes incorporated by reference into this prospectus. See "Available Information."

Year ended December 31,					Six months ended June 30,	
2011	2010	2009	2008	2007	2012	2011
5.8	3.7	1.3	3.8	4.2	7.9	5.7

These ratios include Caterpillar and its consolidated subsidiaries. Earnings are determined by adding pretax income from continuing operations before adjustments for noncontrolling interest and equity investments' profit, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

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THE EXCHANGE OFFER

Purpose of the Exchange Offer

When we completed the first issuance of the original debentures in connection with our private exchange offers on August 15, 2012, we entered into a registration rights agreement with the dealer managers of the private exchange offers. Under the registration rights agreement, we agreed to file a registration statement with the SEC relating to the exchange offer within 120 calendar days of the original issue date of the original debentures. We also agreed to use our commercially reasonable efforts to cause the registration statement to become effective with the SEC within 180 days of the final settlement date of the original debentures (unless such registration statement is reviewed by the SEC, in which case within 270 days of the original issue date of the original debentures) and to consummate this exchange offer no later than the 265th calendar day following the original issue date of the original debentures (unless the registration statement is reviewed by the SEC, in which case no later than the 345th calendar day following the original issue date of the original debentures). The registration rights agreement provides that we will be required to pay additional interest to the holders of the original debentures if we fail to comply with such filing, effectiveness and offer consummation requirements. See "Registration Rights Agreement" below for more information on the additional interest we will owe if we do not complete the exchange offer within a specified timeline.

The exchange offer is not being made to holders of original debentures in any jurisdiction where the exchange would not comply with the securities or blue sky laws of such jurisdiction. A copy of the registration rights agreement has been filed as an exhibit to the Current Report on Form 8-K we filed with the SEC on August 20, 2012, and is available from us upon request. See "Available Information."

Each broker-dealer that receives exchange debentures for its own account in exchange for original debentures, where such original debentures were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange debentures. See "Registration Rights Agreement" and "Plan of Distribution."

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange original debentures that are properly tendered before 11:59 p.m., New York City time, on the expiration date and not validly withdrawn as permitted below. We will issue a like principal amount of exchange debentures in exchange for the principal amount of the corresponding original debentures tendered under the exchange offer. As used in this prospectus, the term "expiration date" means,   , 2012 which is the twentieth business day of the offering period. However, if we have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest date to which we extend the exchange offer.

As of the date of this prospectus, $1,721,536,000 aggregate principal amount of the original debentures is outstanding. The original debentures were issued under the Indenture. This prospectus, together with the letter of transmittal, is first being sent on or about   , 2012, to all holders of original debentures known to us. Our obligation to accept original debentures for exchange in the exchange offer is subject to the conditions described below under "—Conditions to the Exchange Offer." We reserve the right to extend the period of time during which the exchange offer is open. We may elect to extend the exchange offer period if less than 100% of the original debentures are tendered or if any condition to consummation of the exchange offer has not been satisfied as of the expiration date and it is likely that such condition will be satisfied after such date. In addition, in the event of any material change in the exchange offer, we will extend the period of time during which the exchange offer is open if necessary so that at least five business days remain in the offering period following notice of the material change. In the event of such extension, and only in such event, we may delay acceptance for exchange of any original debentures by giving oral or written notice of the extension to the holders of original debentures as described below. During any extension period, all original debentures previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original debentures not accepted for exchange will be returned to the tendering holder promptly after the expiration or termination of the exchange offer.

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Table of Contents

Original debentures tendered in the exchange offer must be in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No dissenter's rights of appraisal exist with respect to the exchange offer.

We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original debentures not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "— Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original debentures as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Our acceptance of the tender of original debentures by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus and the accompanying letter of transmittal.

Procedures for Tendering Original Debentures

The tender to us of original debentures by you as set forth below and our acceptance of the original debentures will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, for a holder to validly tender original debentures for exchange pursuant to the exchange offer, a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantee or, in the case of a book-entry transfer, an agent's message (as defined below) in lieu of such letter of transmittal, and any other required documents must be received by U.S. Bank National Association, as exchange agent, at the address set forth under "—Exchange Agent" prior to the Expiration Date. In addition, a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such original debentures into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer, as described below under "—Book-Entry Transfers," must be received by the exchange agent, prior to the Expiration Date.

Tender instructions will be accepted only in a minimum principal amount equal to $2,000 and integral multiples of $1,000 in excess thereof. Exchange debentures will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not accept any tender of any original debentures of a particular series if the holder tendering such original debentures would, upon consummation of the exchange offer, hold less than $2,000 principal amount of such series of original debentures.

To tender original debentures that are held through DTC, DTC participants should transmit their acceptance through the ATOP procedures of DTC, and DTC is expected to then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. If the original debentures are registered in the name of a person other than the signer of the letter of transmittal, the letter of transmittal must be accompanied by appropriate bond powers, signed exactly as the name of the registered holder appears on the security position listing, with the signature on the bond powers guaranteed as described below.

Any beneficial owner whose original debentures are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender original debentures should contact such registered holder promptly and instruct the holder to tender such original debentures on the beneficial owner's behalf. If such beneficial owner wishes to tender such original debentures itself, such beneficial owner must, before completing and executing the letter of transmittal and delivering such original debentures, either make appropriate arrangements to register ownership of the original debentures in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Holders desiring to tender original debentures pursuant to ATOP must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC.

The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

15

The method of delivery of original debentures, letters of transmittal and all other required documents is at your election and risk. If such delivery is by regular U.S. mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery and receipt by the exchange agent. No letter of transmittal or original debentures should be sent to anyone other than the exchange agent.

Guarantee of Signature

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original debentures surrendered for exchange are tendered for the account of an Eligible Institution. An "Eligible Institution" is one of the following firms or other entities identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (as the terms are defined in such Rule 17Ad-15):

- a bank;

- a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

- a credit union;

- a national securities exchange, registered securities association or clearing agency; or

- a savings institution that is a participant in a Securities Transfer Association recognized program.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a recognized participant (a "Medallion Signature Guarantor") in the Securities Transfer Agent Medallion Program. If original debentures are registered in the name of a person other than the signer of the letter of transmittal, the original debentures surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by a Medallion Signature Guarantor.

We in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of original debentures tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular original debenture not properly tendered or to not accept any particular original debenture which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities of the exchange offer as to any particular original debenture (including the right to waive the ineligibility of any holder who seeks to tender original debentures in the exchange offer) or to waive any conditions of the exchange offer with respect to all original debentures tendered in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular original debenture (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original debentures for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of original debentures for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal or any original debentures or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the original debentures at DTC within two Business Days after the date of this prospectus, unless the

exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of original debentures by causing DTC to transfer such original debentures into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of original debentures may be effected through book-entry transfer at DTC, the letter of transmittal (or facsimile thereof) or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" prior to the Expiration Date. **Delivery of documents to DTC does not constitute delivery to the exchange agent.**

No Guaranteed Delivery

There are no guaranteed delivery provisions applicable to the exchange offer under the terms of this prospectus or any of the other offer materials. Holders must tender their original debentures in accordance with the procedures set forth above under "—Procedures for Tendering Original Debentures."

Absence of Dissenters' Rights

Holders of the original debentures do not have any appraisal or dissenters' rights in connection with the exchange offer.

Acceptance of Original Debentures for Exchange; Delivery of Exchange Debentures; Return of Original Debentures

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept for exchange all outstanding original debentures.

For purposes of the exchange offer, we shall be deemed to have accepted validly tendered original debentures for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

Subject to the terms and conditions of the exchange offer, delivery of the exchange debentures will be made on the settlement date upon receipt of such notice. The exchange agent will act as agent for participating holders of the original debentures for the purpose of receiving original debentures from, and transmitting exchange debentures to such holders. With respect to tendered original debentures that are to be returned to holders, such original debentures will be returned without expense to the tendering holder promptly (or, in the case of original debentures tendered by book-entry transfer, such original debentures will be credited to the account maintained at DTC from which such original debentures were delivered) after the expiration or termination of the exchange offer.

In all cases, issuance of exchange debentures for original debentures that are accepted for exchange and payment of cash will be made only after timely receipt by the exchange agent of:

- a timely book-entry confirmation of such original debentures into the exchange agent's account at DTC;

- a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) or an agent's message in lieu thereof; and

- all other required documents.

If, for any reason, acceptance for exchange of tendered original debentures, or issuance of exchange debentures in exchange for validly tendered original debentures pursuant to the exchange offer is delayed, or we are unable to accept tendered original debentures for exchange or to issue exchange debentures in exchange for validly tendered original debentures pursuant to the exchange offer, then the exchange agent may, nevertheless, on behalf of us, retain the tendered original debentures, without prejudice to our rights described under "—Conditions to the Exchange Offer" below and "—Withdrawal Rights" below, but subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the original debentures tendered promptly after the termination or withdrawal of the exchange offer.

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If any tendered original debentures are not accepted for exchange for any reason pursuant to the terms and conditions of the exchange offer, such original debentures will be credited to an account maintained at DTC, designated by the participant therein who so delivered such original debentures promptly following the expiration date or the termination of the exchange offer.

Holders of original debentures tendered and accepted for exchange pursuant to the exchange offer will be entitled to all or a portion of the accrued and unpaid interest on their original debentures to, but not including, the settlement date payable on the settlement date. Under no circumstances will any additional interest be payable because of any delay by the exchange agent or DTC in the transmission of funds to the holders of accepted original debentures or otherwise.

Tendering holders of original debentures accepted in the exchange offer will not be obligated to pay brokerage commissions or fees to us or the exchange agent or, except as set forth below, to pay transfer taxes with respect to the exchange of their original debentures. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

Withdrawal Rights

Original debentures tendered before the withdrawal date may be withdrawn at any time prior to the withdrawal date. Original debentures tendered after the withdrawal date may not be withdrawn, unless required by law. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the withdrawal date. This notice must:

- specify the name of the person having tendered the original debentures to be withdrawn and, if different, the name of the registered holder of such original debentures (or, in the case of original debentures tendered by book-entry transfer, the name of the DTC participant whose name appears on the security position as the owner of such original debentures);

- identify the original debentures to be withdrawn (including the principal amount of such original debentures);

- unless transmitted through ATOP, be signed by the holder of such original debentures in the same manner as the original signature on the letter of transmittal, including any required signature guarantees (or, in the case of original debentures tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed in the applicable agent's message), or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of such original debentures; and

- if the letter of transmittal was executed by a person other than the registered holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such holder.

The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such original debentures have been tendered for the account of an Eligible Institution.

Withdrawal of original debentures may only be accomplished in accordance with the foregoing procedures. Withdrawal of tenders of original debentures may not be rescinded, and any original debentures validly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. However, original debentures validly withdrawn may thereafter be retendered at any time on or before the Expiration Date by following the procedures described under "—Procedures for Tendering Original Debentures."

We will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. None of us, the Trustee for the original debentures, the

18

exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue exchange debentures in exchange for, any original debentures, and may terminate or amend the exchange offer, if at any time prior to 11:59 p.m., New York City time, on the expiration date any of the following events occurs:

- there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission that might materially impair our ability to proceed with the exchange offer; or

- the exchange offer or the making of any exchange by a holder of original debentures would violate applicable law or any applicable interpretation of the staff of the SEC.

In addition, we will not accept for exchange any original debentures tendered, and no exchange debentures will be issued in exchange for any original debentures, if any stop order is threatened by the SEC or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. We are required to make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of original debentures, or a beneficial owner's commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the address and telephone number set forth below. Manually signed copies of the letter of transmittal will be accepted. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

By Messenger, Mail or Overnight Delivery:
U.S. Bank National Association
60 Livingston Avenue
St. Paul, Minnesota 55107
Attention: Specialized Finance

By Facsimile Transmission (Eligible Institutions Only):
(651) 466-7372
Confirm by Telephone:
(800) 934-6802

Delivery of the letter of transmittal to an address other than to the address of the exchange agent set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Other Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original debentures and the exchange debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. The cash expenses to be incurred in connection with the exchange offer, including out-of-pocket expenses for the exchange agent, will be paid by us.

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Transfer Taxes

We will pay any transfer taxes in connection with the tender of original debentures in the exchange offer unless you instruct us to register exchange debentures in the name of, or request that original debentures not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

Consequences of Exchanging or Failing to Exchange the Original Debentures

Holders of original debentures who do not exchange their original debentures for exchange debentures under this exchange offer will remain subject to the restrictions on transfer of such original debentures as set forth in the legend printed on the original debentures as a consequence of the issuance of the original debentures pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may not offer or sell the original debentures unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original debentures under the Securities Act. See "Registration Rights Agreement."

Under existing interpretations of the Securities Act by the SEC's staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange debentures would generally be freely transferable by holders after the exchange offer without further registration and prospectus delivery requirements under the Securities Act, subject to certain representations required to be made by each holder of exchange debentures, as set forth below. However, any holder of exchange debentures who is one of our "affiliates" (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any broker-dealer who purchased the original debentures for its own account other than as a result of market-making activities or other trading activities, for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act and who exchanges such original debentures for exchange debentures in the exchange offer:

- will not be able to rely on the interpretation of the SEC's staff;

- will not be able to tender its original debentures in the exchange offer; and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See "Plan of Distribution."

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC's staff would make a similar determination with respect to the exchange debentures as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange debentures will be recorded at the same carrying value as the original debentures, as reflected in our accounting records on the date of the exchange. The costs of the exchange offer will be expensed as they are incurred.

Table of Contents

DESCRIPTION OF EXCHANGE DEBENTURES

The exchange debentures will be issued under the Indenture dated as of May 1, 1987, and as supplemented and amended (as so amended or supplemented from time to time, the "Indenture") between Caterpillar and U.S. Bank National Association, as successor to Citibank, N.A., as the trustee (the "Trustee"). The following summary of certain provisions of the Indenture and the exchange debentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the exchange debentures, including the definitions therein of certain terms. Whenever particular provisions of or terms defined in the Indenture are referred to, such provisions and defined terms are incorporated by reference as part of the statement made. You should read the full text of the Indenture.

For purposes of this "Description of Exchange Debentures," references to "Caterpillar," "the Company," "we," "our," "ours" and "us" refer to Caterpillar Inc. and do not include any of its subsidiaries.

General

The Indenture does not limit the amount of securities that may be issued pursuant to the Indenture ("debt securities") and each series of debt securities may differ as to its terms. Debt securities may be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us. As of June 30, 2012, we had approximately $10.3 billion of debt securities outstanding under the Indenture.

The exchange debentures will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the Exchange Debentures

The exchange debentures will bear interest from August 15, 2012, at 3.803% per annum. Interest on the exchange debentures will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2013 (each such date, an "Interest Payment Date"). Interest payable on the exchange debentures will be paid to the respective holders of record on the February 1 and August 1, respectively, whether or not a Business Day, immediately preceding the February 15 and August 15 Interest Payment Date, respectively. Except as otherwise specified under "—Book-Entry System; Global Clearance and Settlement Procedures" below with respect to exchange debentures represented by global certificates, such interest payments will be made by check mailed to the registered holder entitled thereto at the address appearing in the securities register.

The exchange debentures will mature on August 15, 2042, such date being referred to as the "Maturity Date" with respect to the exchange debentures.

If an Interest Payment Date or the Maturity Date is not a Business Day (as defined under "—Optional Redemption" below), we will pay interest or principal on the next Business Day. However, interest on the payments will not accrue for the period from the original payment date to the date we make the payments. We will calculate the interest based on a 360-day year consisting of twelve 30-day months.

Ranking

The exchange debentures will be unsecured and unsubordinated obligations of Caterpillar and will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness of Caterpillar. As of June 30, 2012, we had approximately $39 billion of indebtedness outstanding on a consolidated basis (approximately $27.3 billion of which was long-term debt due after one year).

The exchange debentures will be effectively subordinated to all of the secured indebtedness of Caterpillar to the extent of the assets securing such indebtedness. As of June 30, 2012, we had no secured indebtedness for borrowed money. The exchange debentures will be structurally subordinated to all of the secured and unsecured indebtedness and other liabilities of our subsidiaries. As of June 30, 2012, our subsidiaries had approximately $28.9 billion of indebtedness outstanding that would be structurally senior to exchange debentures.

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Optional Redemption

The exchange debentures may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

i.   100% of the principal amount of the exchange debentures to be redeemed; or

ii. the sum of the present values of the remaining scheduled payments of principal and interest on the exchange debentures to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, *plus* 15 basis points,

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the exchange debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of the exchange debentures.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Barclays Capital Inc., Citigroup Global Markets Inc. or RBS Securities Inc. and any of their respective successors, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (1) any of Barclays Capital Inc., Citigroup Global Markets Inc. or RBS Securities Inc. and any of their respective successors, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the

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calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of exchange debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the exchange debentures are to be redeemed, the trustee will select the particular debentures or portions thereof for redemption from the original debentures not previously called, *pro rata* or by lot, or in such other manner as we shall direct.

Certain Restrictive Covenants

Under the Indenture, we are required to comply with certain restrictive covenants described below. These covenants apply to us and our Restricted Subsidiaries.

Certain Definitions

A "Restricted Subsidiary" is defined as any subsidiary, other than an Unrestricted Subsidiary, and any Unrestricted Subsidiary designated by our Board of Directors after May 1, 1987 as a Restricted Subsidiary.

An "Unrestricted Subsidiary" is defined as:

- any subsidiary acquired or organized by us after May 1, 1987, as long as that subsidiary is not a successor to a Restricted Subsidiary;

- any subsidiary with principal business and assets located outside the United States (its territories and possessions) and Canada;

- any subsidiary with the principal business of financing our dealers and distributors, as well as acquisitions and dispositions of our products by dealers, distributors, or other customers;

- any subsidiary with the principal business of owning, leasing, dealing in or developing real property; and

- any subsidiary with substantially all assets consisting of securities of subsidiaries described above.

"Important Property" means any manufacturing plants or facilities of us or any Restricted Subsidiary located in the United States, Canada, or Puerto Rico having a gross book value (without deduction for depreciation) in excess of 1% of Consolidated Net Tangible Assets, other than any plant or other facility our Board believes is not important to our business as a whole.

"Consolidated Net Tangible Assets" means the total of all assets appearing on the consolidated balance sheet of Caterpillar and its consolidated subsidiaries prepared in accordance with accounting principles generally accepted in the United States of America, excluding the sum of (1) all current liabilities and (2) all goodwill, patents, copyrights, trademarks and other like intangibles.

"Secured Debt" means indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance on:

- any Important Property of Caterpillar or any Restricted Subsidiary; or

- any shares of stock or indebtedness of a Restricted Subsidiary.

"Value" means with respect to a Sale and Leaseback Transaction, an amount equal to the greater of:

- the net proceeds of the sale of the property leased pursuant to the Sale and Leaseback Transaction; or

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- the fair value of the property at the time of the Sale and Leaseback Transaction, as determined by our Board of Directors.

In either case, the amount derived is first divided by the term of the lease and then multiplied by the number of years remaining on the lease at the time of determination.

Restrictions on Secured Debt

The Indenture prohibits us and our Restricted Subsidiaries from creating Secured Debt (without securing the debt securities equally and ratably with Secured Debt), with the following exceptions:

- certain mortgages, pledges, liens, security interests or encumbrances to secure payment of all or part of the cost of acquisition, construction or improvement of our property or the property of a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property acquired, whether or not assumed by us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property, stock, or indebtedness of a Restricted Subsidiary at the time it becomes such;

- mortgages, pledges, liens, security interests or encumbrances on property of a corporation merged with us or a Restricted Subsidiary or at the time of a disposition of substantially all of the property of another corporation to us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests, or encumbrances on our property or the property of a Restricted Subsidiary in favor of a governmental entity pursuant to contract or statute or to secure certain indebtedness;

- any extension, renewal or replacement of any mortgage, pledge, lien or encumbrance referred to above; or

- any mortgage, pledge, lien, security interest, or encumbrance securing debt owed by us or a Restricted Subsidiary to us or a Restricted Subsidiary.

In addition to these exceptions, we or a Restricted Subsidiary may create, assume, or guarantee other Secured Debt without securing the debt securities if the total amount of Secured Debt outstanding and value of Sale and Leaseback Transactions at the time does not exceed 10% of Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions

Neither we nor any Restricted Subsidiary can sell or transfer (except to us or a Restricted Subsidiary) any Important Property we own with the intention of taking back a lease on the property, except for a lease not exceeding three years, with the following exceptions:

- if we or a Restricted Subsidiary could incur Secured Debt equal to the amount received on a sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the debt securities; or

- if we or a Restricted Subsidiary apply an amount equal to the value of the property leased to the retirement, within 120 days after the effective date of the arrangement, of indebtedness for money borrowed by us or a Restricted Subsidiary recorded as funded debt as of the date of its creation and which, in the case of indebtedness of us, is not subordinated in right of payment to the prior payment of the debt securities. The amount applied to the retirement of that indebtedness shall be reduced by (i)

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the principal amount of any debt securities delivered within 120 days of the effective date to the Trustee for retirement and cancellation, and (ii) the principal amount of the indebtedness, other than debt securities, retired by us or a Restricted Subsidiary within 120 days of the effective date of the arrangement.

Restriction on Transfer of Important Property

Neither we nor a Restricted Subsidiary can transfer Important Property to an Unrestricted Subsidiary except in limited circumstances. The transfer can occur if we apply an amount equal to the fair value of the property at the time of transfer (as determined by our Board of Directors) to the retirement of indebtedness of us or a Restricted Subsidiary that is recorded as funded debt and is not subordinated in right of payment to the debt securities. The debt retirement must occur within 120 days of the transfer. No such retirement may be by payment at maturity or under a mandatory prepayment provision.

Events of Default

The following events are defined in the Indenture as "Events of Default":

- failure to pay principal of or premium on the exchange debentures when due;

- failure to pay interest on the exchange debentures when due, continued for 60 days;

- failure to perform any other covenant in the Indenture for 60 days after we have received written notice of the failure; and

- certain events in bankruptcy, insolvency or reorganization.

Any Event of Default on the exchange debentures is not necessarily an Event of Default on another series of debt securities.

If an Event of Default occurs with respect to the exchange debentures and continues, the Trustee or holders of at least 25% of exchange debentures may declare the principal amount of all exchange debentures due and payable. Under certain circumstances, holders of a majority of the exchange debentures may rescind that declaration.

The Trustee must within 90 days after a default occurs notify the holders of exchange debentures of the default if we have not remedied it. The Trustee may withhold notice to the holders of any default (except in the payment of principal or interest) if it in good faith considers such withholding to be in the interest of holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the exchange debentures may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to the exchange debentures.

Further Issuances

We may, from time to time, without notice to or the consent of the holders or the beneficial owners of the exchange debentures, create and issue additional debentures having the same terms as the exchange debentures in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the debentures and, in some cases, the initial interest payment date of the debentures), so that such additional debentures may be consolidated and form a single series with the exchange debentures. If the additional debentures are not fungible

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with the previously outstanding exchange debentures for United States federal income tax purposes, such additional debentures will have a separate CUSIP number.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of debt securities may be changed. Certain changes require the consent of the holders of not less than $66^2/_3$% in aggregate principal amount of the outstanding debt of all series to be affected. However, the following changes may not be made without the consent of each holder of the debt securities:

- changes to the stated maturity date of the principal or any interest installment;

- reductions in the principal amount or interest due;

- changes to the place or currency regarding payment of principal;

- impairment of the right to institute suit for the enforcement of payment;

- reduction in the stated percentage of holders necessary to modify the Indenture; or

- modifications to any of these requirements or to reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the Indenture or for the waiver of certain defaults.

Consolidation, Merger, or Sale

We cannot merge with another company or sell or lease substantially all of our property to another company unless:

- we are the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the payment of principal of and interest on the debt securities and the performance and observance of all the covenants and conditions of the Indenture binding on us;

- we, or the successor corporation, are not immediately after the merger, consolidation, or sale in default in the performance of a covenant or condition in the Indenture; and

- if as a result of the merger, consolidation or sale we become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Indenture, we or the successor corporation take steps necessary to secure the debt securities equally and ratably with all indebtedness secured.

Defeasance

Under certain circumstances we may be discharged from our obligations on the exchange debentures at any time before the stated maturity if we deposit with the Trustee money or certain equivalents sufficient to pay principal of and interest on the exchange debentures. One condition for such defeasance is that we must deliver to the Trustee an opinion of counsel that holders of the exchange debentures will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

Book-Entry System; Global Clearance and Settlement Procedures

The exchange debentures will be issued in book-entry form, will be represented by one or more permanent global certificates in fully registered form without interest coupons and will be deposited with the trustee of The Depository Trust Company ("DTC") and registered in the name of Cede & Co. or another nominee designated by DTC. DTC will thus be the only registered holder of the exchange debentures and will be considered the sole owner of the exchange debentures.

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Recipients of the exchange debentures may only hold interests in the global certificates through DTC if they are participants in the DTC system. Recipients may also hold the exchange debentures through a securities intermediary — a bank, brokerage house or other institution that maintains securities accounts for customers — that has an account with DTC or its nominee. DTC will maintain accounts showing the securities holdings of its participants, and these participants will in turn maintain accounts showing the securities holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a exchange debentures will hold that security directly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner's own securities intermediary at the bottom.

The exchange debentures of each beneficial owner will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual recipients of the exchange debentures will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of securities. The book-entry system for holding the exchange debentures eliminates the need for physical movement of certificates. The laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive or paper form. These laws may impair the ability to transfer book-entry securities.

Holders of the exchange debentures may elect to hold interests in a global security through DTC, Clearstream Banking, *société anonyme* ("Clearstream") or Euroclear Bank S.A., as operator of the Euroclear System ("Euroclear"), if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.

Beneficial owners of exchange debentures represented by a global security may exchange the exchange debentures for definitive or paper certificates only if:

i. DTC is unwilling or unable to continue as a depository for the exchange debentures and Caterpillar is unable to find a qualified replacement for DTC within 90 days;

ii. At any time, DTC ceases to be a "clearing agency" registered under the Exchange Act;

iii. Caterpillar, in its sole discretion, decides to allow some or all exchange debentures to be exchangeable for definitive or paper exchange debentures in registered form; or

iv. there is a continuing Event of Default.

Any global certificate that is exchangeable will be exchangeable in whole for definitive certificates in registered form with the same terms, in an equal aggregate principal amount in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Definitive certificates will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions it receives from its participants.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the exchange debentures made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on the one hand, and other participants in DTC, on the other hand, would also be subject to the rules and procedures of DTC.

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days

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when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the exchange debentures through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

In this prospectus, references to actions taken by holders of the exchange debentures will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to holders of the exchange debentures will mean payments and notices of redemption to DTC as the registered holder of the exchange debentures for distribution to participants in accordance with DTC's procedures.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act. The rules applicable to DTC and its participants are on file with the SEC.

Caterpillar will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry exchange debentures or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Sinking Fund

The exchange debentures will not be entitled to any sinking fund.

Trustee

U.S. Bank National Association, which is the successor Trustee under the Indenture, has performed and may in the future perform for Caterpillar and its subsidiaries various commercial banking services, for which it has received and will receive customary fees and expenses.

Payment and Paying Agents

We will maintain in the place of payment for the exchange debentures an office or agency where the exchange debentures may be presented or surrendered for payment or for registration of transfer or exchange and where holders may serve us with notices and demands in respect of the exchange debentures and the Indenture. The Trustee will initially act as such office or agency with respect to the exchange debentures.

We will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If we fail to maintain any required office or agency or fail to furnish the Trustee with the address of such office or agency, presentations, surrenders, notices and demands may be made or served at the corporate trust office of the trustee. We have appointed the Trustee as our agent to receive all presentations, surrenders, notices and demands with respect to the exchange debentures.

Governing Law

The Indenture is, and the exchange debentures will be, governed by the laws of the State of New York.

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REGISTRATION RIGHTS AGREEMENT

On August 15, 2012, we and the dealer managers of the private exchange offers entered into the registration rights agreement (the "Registration Rights Agreement"). Pursuant to the registration rights agreement, we agreed to conduct this exchange offer, whereby holders of original debentures can exchange their original debentures for a like aggregate principal amount of substantially identical exchange debentures. We have filed with the SEC a registration statement (the "Exchange Offer Registration Statement") with respect to the exchange debentures. Upon the effectiveness of this Exchange Offer Registration Statement, we will offer to the holders of the original debentures, of which this prospectus is a part, who are able to make certain representations the opportunity to exchange their original debentures for exchange debentures pursuant to the exchange offer.

The following description of the material provisions of the Registration Rights Agreement entered into by the Company is a summary only. Because this section is a summary, it does not describe every aspect of the Registration Rights Agreement. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the Registration Rights Agreement, which is incorporated by reference into this Exchange Offer Registration Statement. A copy of the form of Registration Rights Agreement is also available upon request to us at our address as set forth under "Available Information." In addition, the information below concerning specific interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective investors should consult their own legal advisors with respect to those matters.

Pursuant to the Registration Rights Agreement, we have agreed, for the benefit of the holders of the original debentures, at our own expense, to:

- file this Exchange Offer Registration Statement with respect to the exchange offer no later than 120 calendar days after the original issue date of the original debentures;

- use our commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act within (i) 180 calendar days after the original issue date of the original debentures, or (ii) if the Exchange Offer Registration Statement is reviewed by the SEC, 270 calendar days after the original issue date of the original debentures; and

- use our commercially reasonable efforts to keep the Exchange Offer Registration Statement effective until the settlement of the exchange offer.

Upon effectiveness of the Exchange Offer Registration Statement under the Securities Act, we will use our commercially reasonable efforts to commence promptly the exchange offer, and to complete the exchange offer not later than (i) the 265th calendar day following the original issue date of the original debentures, or (ii) if the Exchange Offer Registration Statement is reviewed by the SEC, the 345th calendar day following the original issue date of the original debentures. We will keep the exchange offer open for at least 20 Business Days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the original debentures.

For each original debenture surrendered to us pursuant to the exchange offer, the holder who surrendered such original debenture will receive an exchange debenture having a principal amount equal to that of the surrendered original debenture. Interest on each exchange debenture will accrue from the last interest payment date on which interest was paid on the original debentures surrendered in exchange therefor or, if no interest has been paid on such original debenture, from the original issue date of such original debenture. The exchange debentures will vote and consent together with the original debentures on all matters on which holders of the original debentures and exchange debentures are entitled to vote and consent.

SEC Interpretations

Based on existing interpretations of the Securities Act by the staff of the SEC in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange debentures issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by the holders, other than holders who are broker-dealers, without further compliance with the registration and prospectus delivery

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requirements of the Securities Act. However, any holder of original debentures who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any participating broker-dealer who purchased the original debentures for its own account other than as a result of market-making activities or other trading activities, for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act and who exchanges such original debentures for exchange debentures in the exchange offer:

- will not be able to rely on the interpretations by the staff of the SEC;

- will not be able to tender its original debentures in the exchange offer; and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange debentures, unless the sale or transfer is made under an exemption from those requirements.

We do not intend to seek our own interpretation regarding the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange debentures as it has in other interpretations to third parties.

Each holder of original debentures who wishes to exchange original debentures for exchange debentures in this exchange offer is required to represent to us that:

- it is not our affiliate;

- it is not a broker-dealer tendering original debentures that it acquired in exchange for securities acquired directly from us for its own account;

- the original debentures being exchanged have been, and any exchange debentures to be received by it will be, acquired in the ordinary course of its business; and

- it has no arrangement or understanding with any person to participate in, and is not engaged in and does not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of the provisions of the Securities Act.

In addition, in connection with resales of exchange debentures, any broker-dealer that acquired exchange debentures for its own account as a result of market-making or other trading activities ("Exchanging Broker-Dealers") must deliver a prospectus meeting the requirements of the Securities Act. We believe that Exchanging Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange debentures with this prospectus. Under the Registration Rights Agreement, we have agreed to make available, for a period of up to 180 days following the consummation of the exchange offer, a prospectus meeting the requirements of the Securities Act to any Exchanging Broker-Dealer for use in connection with any resale of any exchange debentures acquired in the exchange offer.

Shelf Registration

If:

(1) we determine, based upon the advice of outside counsel, that the exchange offer may not be completed because it would violate any applicable law or applicable interpretations of the SEC;

(2) for any reason, the exchange offer is not consummated within the time period required by the Registration Rights Agreement;

(3) we are given notice by any holder prior to the day that is 20 calendar days following the completion of the exchange offer that such holder was prohibited by law or SEC policy from participating

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in the exchange offer (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act); or

(4)   in the case of any holder of original debentures that participates in the exchange offer, such holder does not receive freely tradable exchange debentures in exchange for tendered original debentures (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act), it being understood that the requirement that Exchanging Broker-Dealers comply with the prospectus delivery requirements described above shall not result in their exchange debentures being considered not freely tradable,

we will, in addition to or instead of effecting the registration of the exchange debentures pursuant to the Exchange Offer Registration Statement, as the case may be, at our own expense:

- as promptly as practicable, but not more than 60 calendar days after the occurrence of any event in (1), (2), (3) or (4) above, file with the SEC a shelf registration statement covering resales of the original debentures (the "Shelf Registration Statement"), or, if permitted by Rule 430B under the Securities Act, otherwise designate an existing effective registration statement for use by the holders of the original debentures as a Shelf Registration Statement relating to the resales of such original debentures or exchange debentures by the holders thereof;

- use our commercially reasonable efforts to cause the Shelf Registration Statement to become effective under the Securities Act within (i) 120 calendar days after the date, if any, on which we became obligated to file the Shelf Registration Statement, or (ii) if the Shelf Registration Statement is reviewed by the SEC, 210 calendar days after the date, if any, on which we became obligated to file the Shelf Registration Statement; and

- use our commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earlier of the first anniversary of the effective date of such Shelf Registration Statement or such shorter period of time that terminates when all original debentures eligible to be sold under the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement, provided that we may fail to keep the shelf registration statement effective and usable for offers and sales of original debentures for specified periods under certain circumstances.

We will, in the event of the filing of a Shelf Registration Statement, provide or make available to each holder of original debentures that are covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement and notify each such holder when the Shelf Registration Statement has been filed or designated and when it has become effective.

A holder of original debentures that sells the original debentures pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, to deliver information to be used in connection with the shelf registration, and to deliver a prospectus to purchasers, will be subject to the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to the holder, including certain indemnification obligations.

Additional Interest

Pursuant to the terms of the Registration Rights Agreement, the occurrence of any of the following events will constitute a "Registration Default":

- the Exchange Offer Registration Statement is not filed with the SEC on or prior to the 120th calendar day following the original issue date of the original debentures;

- neither (i) the exchange offer has been completed on or prior to the 265th calendar day following the original issue date of the original debentures or, if the Exchange Offer

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Registration Statement is reviewed by the SEC, on or prior to the 345th calendar day following the original issue date of the original debentures, nor (ii) the Shelf Registration Statement has become effective on or prior to the 120th calendar day after the date, if any, on which we became obligated to file the Shelf Registration Statement or, if the Shelf Registration Statement is reviewed by the SEC, on or prior to the 210th calendar day after such date;

- the Exchange Offer Registration Statement has become effective but the exchange offer is not consummated on or prior to the 265th calendar day following the original issue date of the original debentures or, if the Exchange Offer Registration Statement is reviewed by the SEC, on or prior to the 345th calendar day following the original issue date of the original debentures;

- the Exchange Offer Registration Statement has become effective but ceases to be effective or usable for its intended purpose prior to consummation of the exchange offer (unless such ineffectiveness is cured within 180 calendar days following the original issue date of the original debentures or, if the Exchange Offer Registration Statement is reviewed by the SEC, within 270 calendar days following the original issue date of the original debentures); or

- the Shelf Registration Statement, if applicable, has become effective but ceases to be effective or usable for its intended purpose for more than 180 days, whether or not consecutive, during any 12-month period.

If a Registration Default occurs, then additional interest will accrue on the original debentures, in addition to the rate shown on the cover page of this prospectus, from and including the date on which any such Registration Default shall occur to, but not including, the date on which the Registration Default has been cured, at the rate of 0.25% per year, *plus* an additional 0.25% per year from and during each period in which the Registration Default has continued for more than 90 days. In no event will the additional interest on the original debentures exceed 0.50% per year. Any additional interest will constitute liquidated damages and will be the exclusive remedy, monetary or otherwise, available to any holder of affected original debentures with respect to any Registration Default.

Governing Law

The Registration Rights Agreement will be governed by the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain U.S. federal income tax consequences to beneficial owners of original debentures whose original debentures are tendered and accepted in the exchange offer and of certain U.S. federal income tax consequences of the ownership and disposition of exchange debentures received pursuant to the exchange offer. This summary does not address the tax consequences to beneficial owners of exchange debentures that acquire exchange debentures other than pursuant to the exchange offer. This summary is based on U.S. federal income tax laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. The summary is limited to exchanging beneficial owners of original debentures that have held the original debentures, and will hold the exchange debentures, as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The summary does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular beneficial owner of original debentures or exchange debentures or to certain types of beneficial owners of original debentures or exchange debentures that might be subject to special tax rules (such as banks, tax-exempt entities, insurance companies, S corporations, dealers in securities or currencies, traders in securities electing to mark to market, entities and arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes and partners and beneficial owners of such partnerships or other pass-through entities, beneficial owners that incurred or will incur indebtedness to purchase or carry the original debentures or exchange debentures, beneficial owners that hold the original debentures or will hold the exchange debentures as a position in a "straddle," hedge, or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or beneficial owners that have a "functional currency" other than the U.S. dollar). This summary does not address the

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U.S. federal alternative minimum tax consequences of exchanging original debentures for exchange debentures pursuant to the exchange offer or of the ownership of exchange debentures. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences.

As used herein, a "U.S. holder" is a beneficial owner of original debentures or exchange debentures that is, for U.S. federal income tax purposes, (a) a citizen or resident of the United States as determined for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for such purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of the source of the income, or (d) a trust if a court within the United States can exercise primary supervision over its administration and one or more "United States persons," as defined in the Code, have the authority to control all of the substantial decisions of the trust, or the trust has validly elected to be treated as a "United States person" under applicable regulations.

As used herein, a "non-U.S. holder" is a beneficial owner of original debentures or exchange debentures that is neither a U.S. holder nor a partnership, or an entity or arrangement classified as a partnership, for U.S. federal tax purposes.

If a partnership holds original debentures, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding original debentures should consult its tax advisor with regard to the U.S. federal income tax consequences of the tender of original debentures in the exchange offer and of certain U.S. federal income tax consequences of the ownership and disposition of exchange debentures received pursuant to the exchange offer.

THIS SUMMARY IS NOT, NOR SHOULD IT BE CONSTRUED AS, TAX ADVICE. ALL HOLDERS AND BENEFICIAL OWNERS OF ORIGINAL DEBENTURES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF EXCHANGE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX LAWS.

General Considerations

The Exchange

An exchange of original debentures for exchange debentures pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Consequently, a holder of original debentures will not recognize gain or loss for U.S. federal income tax purposes as a result of exchanging original debentures for exchange debentures pursuant to the exchange offer. The holding period of the exchange debentures will be the same as the holding period of the original debentures and the tax basis in the exchange debentures should be the same as the adjusted tax basis in the original debentures as determined immediately before the exchange.

Tax Consequences to Holders Who Do Not Participate in the Exchange Offer

The exchange offer will not be a taxable event with respect to holders who do not participate in the exchange offer and such holders will be subject to U.S. federal income tax on the original debentures in the same manner, at the same time and in the same amount as before the exchange offer.

U.S. Holders — Ownership and Disposition of the Exchange Debentures

Payment of Interest

The stated interest on the exchange debentures will be taxed as ordinary interest income that is included in the U.S. holder's gross income in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes. Neither the original debentures nor the exchange debentures will be treated as issued with original issue discount.

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Market Discount

If a U.S. holder's initial tax basis in the exchange debentures (excluding any amount attributable to pre-issuance accrued interest on original debentures issued on August 27, 2012) is less than their stated principal amount, subject to a *de minimis* exception, the U.S. holder will be treated as having purchased the exchange debentures at a "market discount." In such case, a U.S. holder will be required to treat any principal payment on, or any gain realized on the sale, exchange or other disposition of, the exchange debentures as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the exchange debentures and not previously included in income. A U.S. holder also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the exchange debentures. Alternatively, a U.S. holder may elect (with respect to the exchange debentures and all other market discount obligations acquired by the U.S. holder after the first day of the first taxable year to which such election applies) to include market discount in income currently as it accrues. This election, once made, may only be revoked with the consent of the Internal Revenue Service (the "IRS"). Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the exchange debentures, unless a U.S. holder elects to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount generally are treated as ordinary interest income. In addition, for purposes of the foregoing rules, the amount of market discount accrued on the exchange debentures will include the amount of any accrued unrecognized market discount that was carried over to the original debentures in connection with the receipt of such original debentures pursuant to the private exchange offers.

Bond Premium

If a U.S. holder's initial tax basis in the exchange debentures (excluding any amount attributable to pre-issuance accrued interest on original debentures issued on August 27, 2012) is greater than its stated principal amount, such U.S. holder will be treated as having acquired the exchange debentures with "amortizable bond premium" equal in amount to such excess. A U.S. holder may elect (with respect to the exchange debentures and all of the U.S. holder's other taxable obligations with amortizable bond premium held on or acquired by such holder after the first day of the first taxable year to which such election applies) to amortize such premium using a constant yield method over the remaining term of the exchange debentures and may offset interest income otherwise required to be included in respect of the exchange debentures during any taxable year by the amortized amount of such excess for the taxable year. This election, once made, may only be revoked with the consent of the IRS. If a U.S. holder does not elect to amortize any bond premium and holds the exchange debentures to maturity, then, in general, the holder will recognize a capital loss equal to the amount of such premium when the exchange debentures mature. The deduction of capital losses may be subject to limitations.

Disposition of Exchange Debentures

In general, a U.S. holder's sale or other taxable disposition of exchange debentures will result in gain or loss in an amount equal to the difference between the amount realized (excluding amounts attributable to accrued but unpaid interest, which would be treated as a payment of interest) and the U.S. holder's adjusted tax basis in the exchange debentures immediately before the disposition. Subject to the market discount rules discussed above, any such gain or loss will be long-term capital gain or loss if at the time of the disposition the U.S. holder has held the exchange debentures for more than one year, and otherwise will be short-term capital gain or loss. Subject to limited exceptions, capital losses cannot be used to offset ordinary income. Non-corporate taxpayers generally are subject to reduced rates of U.S. federal income taxation on long-term capital gains.

Medicare Tax

For taxable years beginning after December 31, 2012, recently enacted legislation generally will impose a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separate returns) and on the undistributed net investment income of certain estates and trusts.

For these purposes, ''net investment income'' generally will include interest (including interest paid or accrued with respect to exchange debentures), dividends, annuities, royalties, rents, net gain attributable to the

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disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption or other taxable disposition of exchange debentures) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply with respect to payments to U.S. holders, including interest, on the exchange debentures during each calendar year. Under certain circumstances, a U.S. holder may be subject to backup withholding at a current rate of 28% on payments of interest on, and the proceeds of a sale, exchange or redemption of the exchange debentures, as the case may be. Backup withholding generally will not apply with respect to payments made to certain "exempt recipients" such as corporations (within the meaning of Section 7701(a) of the Code) or certain tax-exempt entities. In the case of a U.S. holder who is a non-exempt recipient, backup withholding generally applies only if such recipient (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report payment of interest and dividends properly and the IRS has notified the withholding agent that the recipient is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding for failure to report interest or dividend payments. Backup withholding is not an additional tax. Rather, any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders — Ownership and Disposition of the Exchange Debentures

Interest on Exchange Debentures

Under current U.S. federal income tax laws, and subject to the discussion below under "Backup Withholding and Information Reporting" and "Foreign Account Tax Compliance," U.S. federal withholding tax will not apply to payments of principal of and interest on the exchange debentures to a non-U.S. holder provided that, in the case of interest, the non-U.S. holder: (1) does not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder; (2) is not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through stock ownership (as provided in the Code); (3) is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and (4) provides a signed written statement, on an IRS Form W-8BEN (or other applicable form) which can reliably be related to it, certifying under penalties of perjury that it is not a "United States person" within the meaning of the Code and providing its name and address to: (i) the relevant paying agent or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the non-U.S. holder's exchange debentures on the non-U.S. holder's behalf and that certifies to the relevant paying agent under penalties of perjury that it, or the bank or financial institution between it and the non-U.S. holder, has received from it its signed, written statement and provides us or our exchange agent with a copy of this statement.

The applicable Treasury Regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury Regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to it will be subject to 30% United States federal withholding tax unless it provides to the relevant paying agent with a properly executed (1) IRS Form W-8ECI (or other applicable form) stating that interest paid on its exchange debentures is not subject to withholding tax because it is effectively connected with its conduct of a trade or business in the United States, subject to tax as described below under "Effectively Connected Income," or (2) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

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Disposition of the Exchange Debentures

Generally, any gain recognized by a non-U.S. holder on the sale, exchange, redemption or other taxable disposition of the exchange debentures (other than amounts attributable to accrued and unpaid interest, which will be treated as described under "Interest on Exchange Debentures" above) will be exempt from U.S. federal income and withholding tax, unless: (1) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), in which case such gain will be taxed as described under "Effectively Connected Income" below; or (2) the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions are met.

An individual non-U.S. holder that is described under clause (2) above will be subject to a flat 30% tax on gain derived from the sale, which generally may be offset by U.S. capital losses (notwithstanding the fact that he or she may not be considered a U.S. resident). Such non-U.S. holders are urged to consult their tax advisors as to the tax consequences of such sale.

Effectively Connected Income

If interest, gain or other income recognized by a non-U.S. holder on the exchange debentures is "effectively connected" with the non-U.S. holder's conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will not be subject to the withholding tax discussed above if the non-U.S. holder provides a properly completed and executed IRS Form W-8ECI, but the non-U.S. holder generally will be subject to U.S. federal income tax on the interest, gain or other income as if it were a United States person (as defined in the Code). See "Material U.S. Federal Income Tax Consequences—U.S. Holders," above. In addition to this U.S. federal income tax, if the non-U.S. holder is a corporation, it may be subject to a 30% branch profits tax.

Backup Withholding and Information Reporting

Information reporting on Form 1099 and backup withholding will not apply to payments of principal and interest made to a non-U.S. holder on exchange debentures if the certification described above under "Interest on Exchange Debentures" is received, provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. However, interest may be required to be reported annually on IRS Form 1042-S. Payments of the proceeds from the sale by a non-U.S. holder of exchange debentures made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, the U.S. branch of a foreign bank or a foreign insurance company, a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business, or a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, information reporting may apply to such payments. Payments to a non-U.S. holder of the proceeds from the sale of exchange debentures through the U.S. office of a broker are subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

Foreign Account Tax Compliance

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the "HIRE Act") was signed into law. Under certain circumstances, the HIRE Act might impose a withholding tax of 30% on payments of interest on, and the gross proceeds from a disposition of, the exchange debentures made to certain foreign entities unless various information reporting requirements are satisfied. These rules generally would apply to payments made after December 31, 2012. However, under the HIRE Act, the withholding and reporting requirements generally will not apply to payments made on, or gross proceeds from a disposition of, debt instruments outstanding as of March 18, 2012 (the "Grandfather Date"). Despite the December 31, 2012 date set forth in the HIRE Act, the Treasury Department has issued proposed Treasury Regulations indicating that the withholding tax on U.S. source interest will not be imposed with respect to payments made prior to January 1, 2014 and that the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2015. In addition, the proposed Treasury Regulations would extend the Grandfather Date to January 1, 2013.

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These proposed Treasury Regulations would be effective once finalized. Holders should consult their tax advisors regarding the HIRE Act.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances and income tax situations. Holders should consult their tax advisors as to the particular tax consequences to them of the exchange offer, including the effect of any U.S. federal, state or local, non-U.S. or other tax laws.


PLAN OF DISTRIBUTION


Based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that exchange debentures issued under this exchange offer in exchange for original debentures may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of original debentures who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any broker-dealer who purchased the original debentures from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the SEC staff set forth in the above-mentioned no-action letters, (ii) will not be entitled to tender its original debentures in the exchange offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the original debentures unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker-dealer that receives exchange debentures for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original securities where such original securities were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange debentures by broker-dealers. Exchange debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange debentures. Any broker-dealer that resells exchange debentures that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange debentures may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange debentures and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the original debentures and the original debentures) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original debentures and the exchange debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


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Notwithstanding the foregoing, we may suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

- the SEC issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

- we receive notification of the suspension of the qualification of the exchange debentures for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose; or

- we determine that the use of this prospectus must be suspended due to the happening of any event that requires the making of any changes to the registration statement of which this prospectus forms a part or this prospectus so that the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in the light of the circumstances under which they were made) not misleading.

We will not receive any proceeds from the issuance of exchange debentures in the exchange offer.

LEGAL MATTERS

The validity of the exchange debentures offered in the exchange offer and certain other legal matters will be passed upon for us by Desmond A. Eppel, Esq., internal counsel to the Company.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) of Caterpillar incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Bucyrus International, Inc. (Bucyrus) and MWM Holding GmbH (MWM) because Bucyrus and MWM were acquired by the Company in July 2011 and October 2011, respectively) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at *www.sec.gov* and on the investor relations page of our website at *www.caterpillar.com*. Information on our website does not constitute part of this prospectus. You may also read and copy any document we file with the SEC at the SEC's public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of our SEC filings, or the documents we incorporate by reference herein, at no cost, by writing or telephoning us at:

Caterpillar Inc.
Attention: Corporate Secretary
100 NE Adams Street
Peoria, Illinois 61629
Telephone: 309-675-1000

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

In order to obtain timely delivery of such materials, you must request information from us no later than five business days prior to the expiration of the exchange offer.

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We "incorporate by reference" into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the consummation or termination of the exchange offer (other than, in each case, documents or information deemed to have been "furnished" and not "filed" in accordance with SEC rules):

- Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

- Definitive Proxy Statement on Schedule 14A for our 2012 Annual Meeting of Stockholders filed on April 23, 2012 (only those parts incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2011); and

- Current Reports on Form 8-K and amendments thereto filed with the SEC on April 12, 2012, June 13, 2012, June 14, 2012, June 18, 2012, June 25, 2012, June 26, 2012, July 27, 2012, August 10, 2012, August 20, 2012 and August 28, 2012.

Any statement contained in or incorporated into this prospectus or in an amendment or supplement hereto or attached hereto as an exhibit or delivered herewith shall be deemed to be modified or superseded for all purposes to the extent that a statement contained elsewhere in this prospectus or in any subsequent amendment or supplement hereto or attached hereto as an exhibit or delivered herewith modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

39

Table of Contents



Offer to Exchange

$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042
(CUSIP Nos. 149123 CA7 and U14912 AB2)
for
$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042
(CUSIP No. 149123 CB5)
that have been registered under the Securities Act

PROSPECTUS

, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Delaware Law on Indemnification

Section 145 of the Delaware General Corporation law (the "DGCL") allows us to indemnify directors and officers as well as other employees against expenses (including attorneys' fees), judgments, fines, and settlement amounts for certain actions or proceedings (other than a "derivative" action — action by or in on behalf of the company) if they acted in good faith and in the best interests of the company. If the matter is a criminal proceeding, indemnification would only follow if the individual had no reasonable cause to believe their conduct was unlawful.

A similar standard applies to derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of an action. If the individual has been found liable to the company, indemnification requires court approval.

Section 102(b)(7) of the DGCL allows us to provide in our certificate of incorporation that a director shall not be personally liable to the company or its shareholders for monetary damages for a breach of fiduciary duty unless the breach: (i) relates to the duty of loyalty; (ii) involves intentional misconduct or knowing violation of law; (iii) involves payment of unlawful dividends, stock purchases or redemptions; or (iv) involves a transaction from which the director derived an improper personal benefit.

Caterpillar By-Laws and Restated Certificate of Incorporation

Under Article V of our By-Laws, we agree to indemnify officers and directors to the full extent permitted by Delaware law. In addition, our board of directors may in its discretion indemnify any person other than an officer or director made a party to any action by virtue of their employment with Caterpillar. Article Ninth of our Restated Certificate of Incorporation provides for exculpation of liability consistent with Section 102(b)(7) of the DGCL. We also maintain directors' and officers' liability insurance in the amounts and subject to the conditions set forth in those policies.

Item 21. Exhibits and Financial Statement Schedules.

See the "Exhibit Index" following the signature pages hereto.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peoria, State of Illinois, on the 7th day of September, 2012.

CATERPILLAR INC.

By /s/ James B. Buda
Name: James B. Buda
Title: Executive Vice President, Law and Public Policy

Each person whose signature appears below constitutes and appoints James B. Buda, Christopher C. Spears and Christopher M. Reitz, and each of them, as his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign, execute and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), for us and in our names in the capacities indicated below, this registration statement on Form S-4 (including all amendments, including post-effective amendments, thereto), and any registration statement filed pursuant to Rule 462(b) of the Securities Act in connection with the securities registered hereunder, together with all exhibits and any and all documents required to be filed with respect thereto, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and to perform each and every act and thing necessary and/or desirable to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself/she herself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature	Title
September 7, 2012	/s/ Douglas R. Oberhelman (Douglas R. Oberhelman)	Chairman of the Board and Chief Executive Officer
September 7, 2012	/s/ Edward J. Rapp (Edward J. Rapp)	Group President and Chief Financial Officer
September 7, 2012	/s/ Jananne A. Copeland (Jananne A. Copeland)	Chief Accounting Officer and Corporate Controller
September 7, 2012	/s/ David L. Calhoun (David L. Calhoun)	Director
September 7, 2012	/s/ Daniel M. Dickinson (Daniel M. Dickinson)	Director
September 7, 2012	/s/ Eugene V. Fife (Eugene V. Fife)	Director
September 7, 2012	/s/ Juan Gallardo (Juan Gallardo)	Director

4

September 7, 2012	/s/ David R. Goode	Director
	(David R. Goode)	
September 7, 2012	/s/ Jesse J. Greene, Jr.	Director
	(Jesse J. Greene, Jr.)	
September 7, 2012	/s/ Jon M. Huntsman, Jr.	Director
	(Jon M. Huntsman, Jr.)	
September 7, 2012	/s/ Peter A. Magowan	Director
	(Peter A. Magowan)	
September 7, 2012	/s/ Dennis A. Muilenburg	Director
	(Dennis A. Muilenburg)	
September 7, 2012	/s/ William A. Osborn	Director
	(William A. Osborn)	
September 7, 2012	/s/ Charles D. Powell	Director
	(Charles D. Powell)	
September 7, 2012	/s/ Edward B. Rust, Jr.	Director
	(Edward B. Rust, Jr.)	
September 7, 2012	/s/ Susan C. Schwab	Director
	(Susan C. Schwab)	
September 7, 2012	/s/ Joshua I. Smith	Director
	(Joshua I. Smith)	
September 7, 2012	/s/ Miles D. White	Director
	(Miles D. White)	

5

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Caterpillar Inc. effective June 13, 2012 (filed as Exhibit 3.1 to Caterpillar's Quarterly Report on Form 10-Q filed on August 6, 2012 and incorporated herein by reference)
3.2	Bylaws of Caterpillar Inc., as amended and restated as of June 13, 2012 (filed as Exhibit 3.2 to Caterpillar's Quarterly Report on Form 10-Q filed on August 6, 2012 and incorporated herein by reference)
4.1	Indenture dated as of May 1, 1987, between the Registrant and The First National Bank of Chicago, as Trustee (incorporated by reference from Exhibit 4.1 to Form S-3 (Registration No. 333-22041) filed February 19, 1997)
4.2	First Supplemental Indenture, dated as of June 1, 1989, between Caterpillar Inc. and The First National Bank of Chicago, as Trustee (incorporated by reference from Exhibit 4.2 to Form S-3 (Registration No. 333-22041) filed February 19, 1997)
4.3	Appointment of Citibank, N.A. as Successor Trustee, dated October 1, 1991, under the Indenture, as supplemented, dated May 1, 1987 (incorporated by reference from Exhibit 4.3 to Form S-3 (Registration No. 333-22041) filed February 19, 1997)
4.4	Second Supplemental Indenture, dated as of May 15, 1992, between Caterpillar Inc. and Citibank, N.A., as Successor Trustee (incorporated by reference from Exhibit 4.4 to Form S-3 (Registration No. 333-22041) filed February 19, 1997).
4.5	Third Supplemental Indenture, dated as of December 16, 1996, between Caterpillar Inc. and Citibank, N.A., as Successor Trustee (incorporated by reference from Exhibit 4.5 to Form S-3 (Registration No. 333-22041) filed February 19, 1997)
4.6	Tri-Party Agreement, dated as of November 2, 2006, between Caterpillar Inc., Citibank, N.A. and U.S. Bank National Association appointing U.S. Bank as Successor Trustee under the Indenture dated as of May 1, 1987, as amended and supplemented (incorporated by reference from Exhibit 4.6 to the 2006 Form 10-K)
4.7	Form of 3.803% Rule 144A Global Debenture due 2042 (filed as Exhibit 4.1 to Caterpillar Inc.'s Current Report on Form 8-K filed on August 28, 2012 and incorporated herein by reference thereto)
4.8	Form of 3.803% Regulation S Global Debenture due 2042 (filed as Exhibit 4.2 to Caterpillar Inc.'s Current Report on Form 8-K filed on August 28, 2012 and incorporated herein by reference thereto)
4.9	Form of 3.803% Global Debenture due 2042
4.10	Registration Rights Agreement, dated as of August 15, 2012, by and between Caterpillar Inc. and Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. as lead dealer managers (filed as Exhibit 4.3 to Caterpillar Inc.'s Current Report on Form 8-K filed on August 20, 2012 and incorporated herein by reference thereto)
5	Opinion of Desmond A. Eppel, Esq. with respect to legality
12	Statement regarding computation of ratio of earnings to fixed charges
21	Subsidiaries of the Registrant (filed as Exhibit 21 to Caterpillar Inc.'s Annual Report on Form 10-K filed on February 21, 2012 and incorporated herein by reference thereto)
23.1	Consent of Pricewaterhouse Coopers LLP
23.2	Consent of Desmond A. Eppel, Esq. (set forth in Exhibit 5)
24	Power of Attorney (included on signature page)
25	Statement of Eligibility of Trustee on Form T-1 for U.S. Bank National Association
99.1	Form of Letter of Transmittal
99.2	Form of Letter to Clients
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

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EXHIBIT 4.9

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES HEREINAFTER DESCRIBED AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO ANOTHER NOMINEE OF THE DEPOSITORY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREON, CEDE & CO., HAS AN INTEREST HEREIN.

CATERPILLAR INC.

3.803% DEBENTURES DUE 2042

REGISTERED NO. $

CUSIP: 149123 CB5
ISIN: US149123CB51

CATERPILLAR INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company," which term includes any successor corporations under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the principal sum of DOLLARS ($) on August 15, 2042, subject to advancement as provided in Annex A hereto, and to pay interest thereon from August 15, 2012, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on February 15 and August 15 of each year, commencing February 15, 2013, at the rate of 3.803% per annum, until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the rate per annum borne by this Security on any overdue principal and on any overdue installment of interest. If an Interest Payment Date or maturity date is not a Business Day, interest or principal will be paid on the next Business Day. However, interest on the payments will not accrue for the period from the original payment date to the date the payment is made. Interest will be calculated based on a 360-day year consisting of twelve 30-day months. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding such Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and interest on this Security due at Maturity in United States dollars will be made in immediately available funds to the depository or its nominee, provided that this Security is presented to the Trustee in time for the Trustee to make such payment in accordance with its normal procedures. Payment of interest (other than interest payable at

2

Maturity) on this Security in United States dollars will be made by transfer of immediately available funds to the depository or its nominee.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by or on behalf of the Trustee under the Indenture.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of May 1, 1987 (as supplemented, the "Indenture"), between the Company and U.S. Bank National Association (as successor to Citibank, N.A., as successor to First National Bank of Chicago), as trustee (the "Trustee," which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited initially in aggregate principal amount to $801,649,000 and increased as of August 27, 2012 to an aggregate principal amount of $1,721,536,000.

The Company may from time to time, without notice to or the consent of the Holders of the Securities, create and issue further securities having the same terms as the Securities in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the Securities and, in some cases, the initial interest payment date of the Securities), so that such additional securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities. If the additional securities are not fungible with the previously outstanding Securities for United States federal income tax purposes, such additional securities will have a separate CUSIP number.

The Securities shall have the redemption features summarized in Annex A to this Global Security.

The provisions for defeasance and covenant defeasance set forth in Sections 1302 and 1303 of the Indenture, respectively, will apply to the Securities of this series.

If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by

3

the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency herein prescribed.

As provided in the Indenture and subject to certain limitations therein and herein set forth, the transfer of this Security is registrable in the Security Register upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security is a Global Security and shall be exchangeable for Securities registered in the names of Persons other than the depository with respect to this Global Security or its nominee only if (x) such depository notifies the Company that it is unwilling or unable to continue as depository for this Global Security or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, (y) the Company executes and delivers to the Trustee a Company Order that this Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default with respect to the Securities. If this Global Security is exchangeable pursuant to the preceding sentence, it shall be exchangeable for Securities issuable in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof, registered in such names as such depository shall direct.

The Securities of this series are issuable only in registered form without coupons and when not represented by one or more Global Securities, (a) will be issuable in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof and (b) as provided in the Indenture and subject to certain limitations therein set forth, will be exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

4

This Security shall be governed by the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

*   *   *

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

[SEAL]

CATERPILLAR INC.

By: _____

Attest:

By: _____

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By _____

Name:

Title:

Optional Redemption

This Security may be redeemed in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of:

- 100% of the principal amount of the Securities to be redeemed, or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15.0 basis points,

in each case, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such Securities.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. and any of their respective successors, as appointed by the Company, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by the Company.

"Primary Treasury Dealer" means a primary U.S. government securities dealer in New York, New York.

"Reference Treasury Dealer" means (1) any of Barclays Capital Inc., Citigroup Global Markets Inc. and RBS Securities Inc. and any of their respective successors, as appointed by the Company, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), the Company will substitute for

such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of Securities to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Securities are to be redeemed, the Trustee will select the particular Securities or portions thereof for redemption from the outstanding Securities not previously called, pro rata or by lot, or in such other manner as the Company shall direct.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____

(Please print or typewrite name and address including zip code of assignee)

the within Security and all rights thereunder, hereby irrevocably constituting and appointing

attorney to transfer said Security on the books of the Company with full power of substitution in the premises.

Date: _____

                              _____
                              Seller

                              By _____

                              NOTICE: The signature to this assignment must correspond with
                              the name as written upon the face of the within-mentioned
                              instrument in every particular, without alteration or any change
                              whatsoever.

Signature Guarantee:(1) _____

        By_____
          To be executed by an executive officer

---

(1) Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE OF EXCHANGES OF SECURITIES

The following exchanges of a part of this Global Security for other Securities or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee

EXHIBIT 5



September 7, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: <u>Caterpillar Inc. Registration Statement on Form S-4</u>

Ladies and Gentlemen:

    I am internal counsel for Caterpillar Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the registration, as more fully described in the Registration Statement, of $1,721,536,000 aggregate principal amount of the Company's 3.803% Debentures due 2042 (the "Exchange Debentures"), which are to be offered in exchange for an equivalent aggregate principal amount of currently outstanding 3.803% Debentures due 2042 (the "Old Debentures"). The Old Debentures were, and the Exchange Debentures will be, issued under the Indenture dated as of May 1, 1987, as supplemented and amended (as so amended or supplemented from time to time, the "Indenture"), by and between the Company and U.S. Bank National Association, as successor trustee (the "Trustee"). Old Debentures that are accepted in exchange for Exchange Debentures will be cancelled and retired.

    In rendering the opinion expressed below, I have examined and relied upon copies of the Registration Statement, the exhibits filed therewith, the Indenture and the form of Exchange Debentures. I have also examined and relied upon originals or copies of such records of the Company and such other documents and have examined such questions of law and have satisfied myself as to such matters of fact, as I have deemed relevant and necessary as the basis for the opinion set forth below. In my examination, I have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as copies. I also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

    This opinion letter is being delivered in accordance with the requirements of Item 21 of Form S-4 and Item 601(b)(5) of Regulation S-K, each under the Securities Act.

    Based on and subject to the foregoing and the other limitations, qualifications, exceptions and assumptions set forth herein, I am of the opinion that:

When (a) the Registration Statement, as finally amended (including all post-effective amendments, if any), has become effective under the Securities Act and (b) the Exchange Debentures have been duly executed and issued by the Company and authenticated by the Trustee in accordance with the provisions of the Indenture and have been delivered against surrender and cancellation of like principal amount of the Old Debentures in the manner described in the Registration Statement, the Exchange Debentures will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting creditors' rights generally and to general equitable principles (regardless of whether considered in a proceeding in equity or at law).

This opinion letter is limited to the laws of the State of New York. I do not find it necessary for the purposes of this opinion letter to cover, and accordingly express no opinion as to, the application of the securities or blue sky laws of the various states to the exchange of the Old Debentures for the Exchange Debentures, as contemplated by the Registration Statement.

I assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances which may hereafter come to my attention with respect to the opinion contained herein, including any changes in applicable law which may hereafter occur.

I hereby consent to the filing of this opinion letter as an Exhibit to the Registration Statement, and to all references to me made therein. In giving such consent, I do not thereby admit that I am within the category of persons for whom consent is required by Section 7 of the Securities Act or the related rules promulgated by the Commission thereunder.

Very truly yours,

/s/ Desmond A. Eppel

2

EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	PERIODS ENDED JUNE 30,		YEARS ENDED DECEMBER 31,				
	2012	2011	2011	2010	2009	2008	2007
Earnings (1)	$ 4,874	$ 3,113	$ 6,725	$ 3,750	$ 569	$ 4,501	$ 4,990
Plus: Interest Expense	625	589	1,222	1,257	1,434	1,427	1,420
One-third of rental expense (2)	76	67	143	120	127	133	119
Adjusted Earnings	5,575	3,769	8,090	5,127	2,130	6,061	6,529
Fixed charges:							
Interest expense (3)	625	589	1,222	1,257	1,434	1,427	1,420
Capitalized interest	9	7	18	26	25	27	15
One-third of rental expense (2)	76	67	143	120	127	133	119
Total fixed charges	$ 710	$ 663	$ 1,383	$ 1,403	$ 1,586	$ 1,587	$ 1,554
Ratio of earnings to fixed charges	7.9	5.7	5.8	3.7	1.3	3.8	4.2

(1) Consolidated profit before taxes
(2) Considered to be representative of interest factor in rental expense
(3) Does not include interest on income taxes and other non-third-party indebtedness

EXHIBIT 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 21, 2012 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Caterpillar Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Peoria, IL
September 7, 2012

EXHIBIT 25

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

**Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2) ☐**

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall	
Minneapolis, Minnesota	**55402**
(Address of principal executive offices)	(Zip Code)

Donald T. Hurrelbrink
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
(651) 466-6308
(Name, address and telephone number of agent for service)

CATERPILLAR INC.
(Exact name of obligor as specified in its charter)

Delaware	**37-0602744**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 NE Adams Street	
Peoria, Illinois	**61629**
(Address of Principal Executive Offices)	(Zip Code)

3.803% Debentures due 2042
(Title of the Indenture Securities)

FORM T-1

Item 1.   **GENERAL INFORMATION.** Furnish the following information as to the Trustee.

   a)   *Name and address of each examining or supervising authority to which it is subject.*
        Comptroller of the Currency
        Washington, D.C.

   b)   *Whether it is authorized to exercise corporate trust powers.*
        Yes

Item 2.   **AFFILIATIONS WITH OBLIGOR.** *If the obligor is an affiliate of the Trustee, describe each such affiliation.*
        None

Items 3-15   *Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.*

Item 16.   **LIST OF EXHIBITS:** *List below all exhibits filed as a part of this statement of eligibility and qualification.*

   1.   A copy of the Articles of Association of the Trustee.*

   2.   A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

   3.   A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

   4.   A copy of the existing bylaws of the Trustee.**

   5.   A copy of each Indenture referred to in Item 4. Not applicable.

   6.   The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

   7.   Report of Condition of the Trustee as of June 30, 2012 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

---

   * Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
   ** Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 7th of September, 2012.

By: /s/ Donald T. Hurrelbrink
Donald T. Hurrelbrink
Vice President

Exhibit 2



Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.



IN TESTIMONY WHEREOF, today, May 9, 2012, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

/s/ Thomas J. Curry
Comptroller of the Currency

Exhibit 3



Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF FIDUCIARY POWERS

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. "U.S. Bank National Association," Cincinnati, Ohio, (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat.668, 12 U.S.C. 92 a, and that the authority so granted remains in full force and effect on the date of this Certificate.



IN TESTIMONY WHERE OF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department, in the City of Washington and District of Columbia, this September 9, 2010.

/s/ John Walsh
_____
Acting Comptroller of the Currency

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: September 7, 2012


By: /s/ Donald T. Hurrelbrink
     Donald T. Hurrelbrink
     Vice President



Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2012

($000's)


		6/30/2012
Assets		
Cash and Balances Due From Depository Institutions	$	15,399,893
Securities		72,720,824
Federal Funds		75,584
Loans & Lease Financing Receivables		211,830,660
Fixed Assets		5,286,747
Intangible Assets		12,383,063
Other Assets		25,125,941
Total Assets	**$**	**342,822,712**
Liabilities		
Deposits	$	245,043,009
Fed Funds		6,587,299
Treasury Demand Notes		0
Trading Liabilities		937,898
Other Borrowed Money		35,563,317
Acceptances		0
Subordinated Notes and Debentures		5,829,815
Other Liabilities		11,359,611
Total Liabilities	**$**	**305,320,949**
Equity		
Minority Interest in Subsidiaries	$	2,015,054
Common and Preferred Stock		18,200
Surplus		14,133,323
Undivided Profits		21,335,186
Total Equity Capital	**$**	**37,501,763**
Total Liabilities and Equity Capital	**$**	**342,822,712**

EXHIBIT 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken you should immediately consult your broker, bank manager, lawyer, accountant, investment advisor or other professional.

Letter of Transmittal



Offer to Exchange
$1,721,536,000 aggregate principal amount of
3.803% Debentures due 2042
(the "original debentures")
(CUSIP Nos. 149123 CA7 and U14912 AB2)
for
$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042
(the "exchange debentures")
(CUSIP No. 149123 CB5)
that have been registered under the Securities Act of 1933, as amended (the "Securities Act")

PURSUANT TO THE PROSPECTUS DATED   , 2012 (the "prospectus")

THE EXCHANGE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON   , 2012, UNLESS EXTENDED (THE "EXPIRATION DATE"). ANY ORIGINAL DEBENTURES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME BEFORE THE EXPIRATION DATE.

Delivery to:

U.S. Bank National Association
as Exchange Agent

By Messenger, Mail or Overnight Delivery:

60 Livingston Avenue
St. Paul, Minnesota 55107
Attention: Specialized Finance

By Facsimile Transmission (Eligible Institutions Only):	*Confirm by Telephone:*
(651) 466-7372	(800) 934-6802

      DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF THIS LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY OF THIS LETTER OF TRANSMITTAL. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED THEREFOR BELOW AND COMPLETE THE INTERNAL REVENUE SERVICE ("IRS") FORM W-9 (ATTACHED HERETO), OR AN APPROPRIATE IRS FORM W-8, AS APPLICABLE. THE INSTRUCTIONS SET FORTH IN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

The undersigned acknowledges that he or she has received the prospectus, dated   , 2012 (the "prospectus"), of Caterpillar Inc., a Delaware corporation (the "Company"), and this letter of transmittal, which together constitute the Company's offer to exchange (the "exchange offer") all of the Company's issued and outstanding 3.803% Debentures due 2042 (the "original debentures") for 3.803% Debentures due 2042 (the "exchange debentures") that have been registered under the Securities Act of 1933, as amended (the "Securities Act").

For each original debenture accepted for exchange, the holder of such original debenture will receive an exchange debenture having a principal amount equal to that of the surrendered original debenture. The exchange debentures will bear interest from the most recent date to which interest has been paid on the original debentures or, if no interest has been paid on the original debentures, from the original issue date of the original debentures. Accordingly, holders of exchange debentures on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the original debentures or, if no interest has been paid on the original debentures, from August 15, 2012. Original debentures accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of original debentures whose original debentures are accepted for exchange will not receive any payment in respect of accrued interest on such original debentures otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer.

This letter of transmittal is to be completed by a holder of original debentures if a tender is to be made by book-entry transfer to the account maintained by the Exchange Agent at The Depository Trust Company ("DTC") pursuant to the procedures set forth under the captions "The Exchange Offer—Procedures for Tendering Original Debentures" and "—Book-Entry Transfers" of the prospectus and an Agent's Message (as defined below) is not delivered. Tenders by book-entry transfer also may be made by delivering an Agent's Message in lieu of this letter of transmittal. The term "Agent's Message" means a message transmitted by DTC to and received by the Exchange Agent and forming a part of the confirmation of book-entry tender of original debentures into the Exchange Agent's account at DTC (a "Book-Entry Confirmation"), which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by this letter of transmittal and that the Company may enforce this letter of transmittal against such participant. See Instruction 1. **Delivery of documents to DTC does not constitute delivery to the Exchange Agent.**

2

The method of delivery of original debentures, letters of transmittal and all other required documents is at the election and risk of the holder. If such delivery is by mail, the Company recommends that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or original debentures should be sent to the Company.

The undersigned has completed the appropriate boxes below and signed this letter of transmittal to indicate the action the undersigned desires to take with respect to the exchange offer.

DESCRIPTION OF ORIGINAL DEBENTURES	1	2	3
		Aggregate Principal Amount of Original Debentures	
Name(s) and Address(es) of Holder(s) **(Please fill in, if blank)**	**Certificate Number(s)***		**Principal Amount Tendered****
* Need not be completed if original debentures are being tendered by book-entry transfer. ** Unless otherwise indicated in this column, a holder will be deemed to have tendered ALL of the original debentures represented by the original debentures indicated in column 2. See Instruction 2. Original debentures tendered hereby must be in denominations of principal amount of $2,000 and any integral multiples of $1,000 in excess thereof. See Instruction 1.			

☐   **CHECK HERE IF TENDERED ORIGINAL DEBENTURES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:**

Name of Tendering Institution: _____

Account Number: Transaction Code Number: _____

By crediting the original debentures to the Exchange Agent's account at the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") and by complying with applicable ATOP procedures with respect to the Exchange Offer, including transmitting to the Exchange Agent a computer-generated Agent's Message in which the holder of the original debentures acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, this letter of transmittal the participant in the Book-Entry Transfer Facility confirms on behalf of itself and the beneficial owner(s) of such original debentures all provisions of this letter of transmittal (including all representations and warranties) applicable to it and such beneficial owner(s) as fully as if it had completed the information required herein and executed and transmitted this letter of transmittal to the Exchange Agent.

The undersigned represents that at the time of the exchange offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the original debentures or the exchange debentures. If the undersigned is a broker-dealer that will receive exchange debentures for its own account in exchange for original debentures that were acquired as a result of market-making activities or other trading activities, it represents and acknowledges that it will deliver a prospectus (or to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such exchange debentures; however, by so acknowledging and by delivering such a prospectus, the undersigned will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. In addition, such broker-dealer represents that it is not acting on behalf of any person who could not truthfully make the foregoing representations.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the exchange offer, the undersigned hereby tenders to the Company the aggregate principal amount of original debentures indicated above. Subject to, and effective upon, the acceptance for exchange of the original debentures tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to such original debentures as are being tendered hereby.

The undersigned acknowledges that the Company's acceptance of original debentures validly tendered for exchange pursuant to any one of the procedures described in the section of the prospectus entitled "The Exchange Offer" and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the exchange offer.

The undersigned hereby irrevocably constitutes and appoints U.S. Bank National Association, the Exchange Agent, as the agent and attorney-in-fact of the undersigned (with full knowledge that the Exchange Agent also acts as the agent of the Company in connection with the exchange offer) with respect to the tendered original debentures with full power of substitution to:

- deliver such original debentures, or transfer ownership of such original debentures on the account books maintained by DTC, to the Company and deliver all accompanying evidences of transfer and authenticity, and

- present such original debentures for transfer on the books of the Company and receive all benefits and otherwise exercise all rights of beneficial ownership of such original debentures,

all in accordance with the terms of the exchange offer. The power of attorney granted in this paragraph shall be deemed to be irrevocable and coupled with an interest.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the original debentures tendered hereby and that the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by the Company.

The undersigned acknowledges that this exchange offer is being made upon the belief that, based on interpretations by the staff of the Securities and Exchange Commission (the "SEC") as set forth in several no-action letters to third parties, the exchange debentures issued pursuant to the exchange offer in exchange for the original debentures may be offered for resale, resold and otherwise transferred by holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, the SEC has not considered the exchange offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer as in other circumstances. Furthermore, any holder of original debentures who is an affiliate of the Company or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any participating broker-dealer who purchased the original debentures for its own account other than as a result of market-making activities or other trading activities, for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act and who exchanges such original debentures for exchange debentures in the exchange offer: (i) will not be able to rely on the interpretations of the staff of the SEC set forth in the above mentioned no-action letters, (ii) will not be entitled to tender its original debentures in the exchange offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the original debentures unless such sale or transfer is made pursuant to an exemption from such requirements. If the undersigned is a broker-dealer that will receive exchange debentures for its own account in exchange for original debentures that were acquired as a result of market-making activities or other trading activities, it represents and acknowledges that it will deliver a prospectus (or to the extent permitted by law, make available to purchasers) in connection with any resale of such exchange debentures; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

The SEC has taken the position that such broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange debentures (other than a resale of exchange debentures received in exchange for an unsold allotment from the original distribution of the original debentures) with the prospectus. The prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original debentures where such original debentures were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the expiration date, the Company will make the prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. By accepting the exchange offer, each broker-dealer that receives exchange

4

debentures pursuant to the exchange offer acknowledges and agrees that upon receipt of notice from the Company of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein (in light of the circumstances under which they were made) not misleading, such broker-dealer will suspend use of the prospectus until (i) the Company has amended or supplemented the prospectus to correct such misstatement or omission and (ii) either the Company has furnished copies of the amended or supplemented prospectus to such broker-dealer or, if the Company has not otherwise agreed to furnish such copies and declines to do so after such broker-dealer so requests, such broker-dealer has obtained a copy of such amended or supplemented prospectus as filed with the SEC. Except as described above, the prospectus may not be used for or in connection with an offer to resell, a resale or any other retransfer of exchange debentures. A broker-dealer that acquired original debentures in a transaction other than as part of its market-making activities or other trading activities will not be able to participate in the exchange offer.

The undersigned, by submitting this letter of transmittal, or agreeing to the terms of this letter of transmittal pursuant to an Agent's Message, is deemed to acknowledge, represent, warrant and agree as follows:

- the undersigned is not an affiliate of the Company;

- the undersigned is not a broker-dealer tendering original debentures acquired in exchange for securities acquired directly from the Company for its own account; or if the undersigned is a broker-dealer that will receive exchange debentures for its own account in exchange for original debentures that were acquired as a result of market making or other trading activities, that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such exchange debentures;

- the original debentures being exchanged have been, and any exchange debentures to be received by the undersigned will be, acquired in the ordinary course of its business; and

- at the time of the exchange offer, the undersigned has no arrangement or understanding with any person to participate in, and is not engaged in and does not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of provisions of the Securities Act.

The acknowledgments, representations, warranties and agreements of a holder tendering original debentures will be deemed to be repeated and reconfirmed on and as of the expiration date and the settlement date.

The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer to the Company of the original debentures tendered hereby. All authority conferred or agreed to be conferred in this letter of transmittal and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. This tender may be withdrawn only in accordance with the procedures set forth in the section of the prospectus entitled "The Exchange Offer—Withdrawal Rights."

THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED "DESCRIPTION OF ORIGINAL DEBENTURES" ABOVE AND SIGNING THIS LETTER OF TRANSMITTAL, WILL BE DEEMED TO HAVE TENDERED THE ORIGINAL DEBENTURES AS SET FORTH IN SUCH BOX ABOVE.

IMPORTANT: This letter of transmittal or a facsimile hereof or an Agent's Message in lieu thereof (together with a Book-Entry Confirmation and all other required documents) must be received by the Exchange Agent prior to the expiration date.

PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL
CAREFULLY BEFORE COMPLETING THE BOX ABOVE.

IN ORDER TO VALIDLY TENDER ORIGINAL DEBENTURES FOR EXCHANGE, HOLDERS OF ORIGINAL DEBENTURES MUST COMPLETE, EXECUTE AND DELIVER THIS LETTER OF TRANSMITTAL.

Except as stated in the prospectus, all authority herein conferred or agreed to be conferred shall survive the death, incapacity or dissolution of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

PLEASE SIGN HERE
(TO BE COMPLETED BY ALL TENDERING HOLDERS)
(COMPLETE ACCOMPANYING IRS FORM W-9 OR APPROPRIATE IRS FORM W-8)

_____

_____
Signature of Owner

Date:_____

Area Code and Telephone Number: _____

This letter of transmittal must be signed by the registered holder(s) as the name(s) appear(s) on the security position listing of DTC or by any person(s) authorized to become registered holder(s) by endorsements and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 3.

Name(s):_____
(Please Type or Print)

Capacity:_____

Address:_____
(Including Zip Code)

Principal place of business (if different from address listed above):

_____
(Including Zip Code)

Area Code and Telephone No.: (   ) _____

Tax Identification or Social Security Numbers:_____

Signature Guarantee
(If Required by Instruction 3)

Signature(s) Guaranteed By
An Eligible Institution: _____
(Authorized Signature)

_____
(Title)

_____
(Name and Firm)

Date:_____

6

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Exchange Offer

1.   Delivery of this letter of transmittal and original debentures.

This letter of transmittal is to be completed by holders of original debentures if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in the sections of the prospectus entitled "The Exchange Offer—Procedures for Tendering Original Debentures" and "—Book-Entry Transfers" and an Agent's Message is not delivered. Tenders by book-entry transfer also may be made by delivering an Agent's Message in lieu of this letter of transmittal. The term "Agent's Message" means a message, transmitted by DTC to and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by, and makes the representations and warranties contained in, this letter of transmittal and that the Company may enforce this letter of transmittal against such participant. Book-Entry Confirmation as well as a properly completed and duly executed letter of transmittal (or manually signed facsimile hereof or Agent's Message in lieu thereof) and any other documents required by this letter of transmittal, must be received by the Exchange Agent at the address set forth herein prior to the expiration date. Original debentures tendered hereby must be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The method of delivery of this letter of transmittal, the original debentures and all other required documents is at the election and risk of the tendering holders, but the delivery will be deemed made only when actually received or confirmed by the Exchange Agent. If original debentures are sent by regular U.S. mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the expiration date to permit delivery to the Exchange Agent prior to 11:59 p.m., New York City time, on the expiration date. See the section of the prospectus entitled "The Exchange Offer."

2.   Partial Tenders (not applicable to holders who tender by book-entry transfer).

If less than all of the original debentures are to be tendered, the tendering holder(s) should fill in the aggregate principal amount of original debentures to be tendered in the box above entitled "Description of Original Debentures—Aggregate Principal Amount of Original Debentures." ALL OF THE ORIGINAL DEBENTURES DELIVERED TO THE EXCHANGE AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED.

3.   Signatures on this letter of transmittal; Bond Powers; Guarantee of Signatures.

If this letter of transmittal is signed by the registered holder of the original debentures tendered hereby, the signature must correspond exactly with the name on DTC's security position listing as the holder of such original debentures without any change whatsoever.

If any tendered original debentures are owned of record by two or more joint owners, all of such owners must sign this letter of transmittal.

If any tendered original debentures are registered in different names, it will be necessary to complete, sign and submit as many separate copies of this letter of transmittal as there are different names.

When this letter of transmittal is signed by the registered holder or holders of the original debentures specified herein and tendered hereby, no bond powers are required.

If this letter of transmittal is signed by a person other than the holder(s) of any certificate(s) specified herein, such certificate(s) must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name or names of the holder or holders appear(s) on the certificate(s) and signatures on such certificate(s) must be guaranteed by an Eligible Institution.

If this letter of transmittal or any bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

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SIGNATURES ON BOND POWERS REQUIRED BY THIS INSTRUCTION 3 MUST BE GUARANTEED BY A PARTICIPANT IN THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM (A "MEDALLION GUARANTOR").

SIGNATURES ON THIS LETTER OF TRANSMITTAL NEED NOT BE GUARANTEED BY A MEDALLION GUARANTOR, PROVIDED THE ORIGINAL DEBENTURES ARE TENDERED FOR THE ACCOUNT OF AN ELIGIBLE INSTITUTION.

An "Eligible Institution" is one of the following firms or other entities identified in Rule 17Ad-15 under the Exchange Act (as the terms are defined in such Rule 17Ad-15):

- a bank;
- a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;
- a credit union;
- a national securities exchange, registered securities association or clearing agency; or
- a savings institution that is a participant in a Securities Transfer Association recognized program.

4.   Taxpayer Identification Number and Backup Withholding.

Circular 230

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OR BENEFICIAL OWNERS OF ORIGINAL DEBENTURES OR EXCHANGE DEBENTURES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY HOLDERS OR BENEFICIAL OWNERS OF ORIGINAL DEBENTURES OR EXCHANGE DEBENTURES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OR BENEFICIAL OWNERS OF ORIGINAL DEBENTURES OR EXCHANGE DEBENTURES UNDER THE CODE, (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS LETTER OF TRANSMITTAL, AND (C) HOLDERS OR BENEFICIAL OWNERS OF ORIGINAL DEBENTURES OR EXCHANGE DEBENTURES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISORS.

U.S. federal income tax law generally requires that a tendering holder whose original debentures are accepted for exchange must provide the Exchange Agent (as payor) with such holder's correct Taxpayer Identification Number (a "TIN"), which, in the case of a holder who is an individual, is generally such holder's Social Security Number ("SSN"). If the Exchange Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to a $50 penalty and backup withholding in an amount equal to 28% of the amount of any reportable payments made to such tendering holder. If backup withholding results in an overpayment of taxes, a refund may be obtained upon timely filing an income tax return (or other appropriate form).

In order to prevent backup withholding, each tendering holder that is a U.S. person (including a resident alien) must, unless an exemption applies, provide such holder's correct TIN by completing the IRS Form W-9 attached hereto, certifying that (i) the TIN provided is correct (or that such holder is awaiting a TIN); (ii) either (a) the holder is exempt from backup withholding, (b) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (iii) the holder is a U.S. person (including a resident alien).

If the original debentures are held in more than one name or are not in the name of the actual owner, consult the attached IRS W-9 instructions for information on which TIN to report.

Exempt holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt United States holder should claim exemption from backup withholding on the attached IRS Form W-9. In order for a nonresident alien or foreign entity to qualify as exempt from U.S. federal withholding tax and backup withholding, such person must submit an appropriate IRS Form W-8 signed under penalty of perjury attesting to such exempt status. Such form may be obtained from the Exchange Agent or on the IRS website at www.irs.gov.

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5.   **Transfer Taxes.**

The Company will pay all transfer taxes, if any, applicable to the transfer of original debentures to it or its order pursuant to the exchange offer. If, however, exchange debentures and/or substitute original debentures not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the original debentures tendered hereby, or if tendered original debentures are registered in the name of any person other than the person signing this letter of transmittal, or if a transfer tax is imposed for any reason other than the transfer of original debentures to the Company or its order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed to such tendering holder.

6.   **Waiver of Conditions.**

The Company reserves the right to waive satisfaction of any or all conditions enumerated in the prospectus prior to the expiration date.

7.   **No Conditional Tenders; Defects.**

No alternative, conditional, irregular or contingent tenders will be accepted. All tendering holders of original debentures, by execution of this letter of transmittal or an Agent's Message in lieu thereof, shall waive any right to receive notice of the acceptance of their original debentures for exchange.

Neither the Company, the Exchange Agent nor any other person is obligated to give notice of any defect or irregularity with respect to any tender of original debentures nor shall any of them incur any liability for failure to give any such notice.

8.   **Mutilated, Lost, Stolen or Destroyed Original Debentures.**

Any holder whose original debentures have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address indicated above for further instructions.

9.   **Withdrawal Rights.**

Tenders of original debentures may be withdrawn at any time prior to 11:59 p.m., New York City time, on the expiration date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth above.

Any notice of withdrawal must:

- specify the name of the person having tendered the original debentures to be withdrawn and, if different, the name of the registered holder of such original debentures (or, in the case of original debentures tendered by book-entry transfer, the name of the DTC participant whose name appears on the security position as the owner of such original debentures);

- identify the original debentures to be withdrawn (including the principal amount of such original debentures);

- unless transmitted through ATOP, be signed by the holder of such original debentures in the same manner as the original signature on this letter of transmittal, including any required signature guarantees (or, in the case of original debentures tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed in the applicable Agent's Message), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such original debentures; and

9

- if this letter of transmittal was executed by a person other than the registered holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such holder.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company (which power may be delegated to the Exchange Agent), whose determination shall be final and binding on all parties. Any original debentures so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer, and no exchange debentures will be issued with respect thereto unless the original debentures so withdrawn are validly retendered. Any original debentures that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of original debentures tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures set forth in the section of the prospectus entitled "The Exchange Offer—Book-Entry Transfers"; such original debentures will be credited to an account maintained with DTC for the original debentures) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original debentures may be retendered by following the procedures described above at any time prior to the expiration date.

11.   Requests For Assistance or Additional Copies.

Questions relating to the procedure for tendering, as well as requests for additional copies of the prospectus, this letter of transmittal and other related documents may be directed to the Exchange Agent at the address and telephone number indicated below.

Only manually signed copies of this letter of transmittal will be accepted. This letter of transmittal and any other required documents should be sent or delivered by each registered holder or such registered holder's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the address set forth below.


The Exchange Agent for the Exchange Offer is:

U.S. Bank National Association
as Exchange Agent

By Messenger, Mail or Overnight Delivery:
60 Livingston Avenue
St. Paul, Minnesota 55107
Attention: Specialized Finance


By Facsimile Transmission (Eligible Institutions Only):	*Confirm by Telephone:*
(651) 466-7372	(800) 934-6802

Questions and requests for assistance or for additional copies of the prospectus or this letter of transmittal may be directed to the Exchange Agent at the telephone number and address listed above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

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EXHIBIT 99.2



Offer to Exchange
$1,721,536,000 aggregate principal amount of
3.803% Debentures due 2042
(the "original debentures")
(CUSIP Nos. 149123 CA7 and U14912 AB2)
for
$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042
(the "exchange debentures")
(CUSIP No. 149123 CB5)
that have been registered under the Securities Act of 1933, as amended (the "Securities Act")

PURSUANT TO THE PROSPECTUS DATED   , 2012

, 2012

To Our Clients:

Enclosed for your consideration is a prospectus, dated   , 2012 (the "prospectus"), and the related letter of transmittal (the "letter of transmittal"), relating to the offer of Caterpillar Inc. (the "Company") to exchange, upon the terms and subject to the conditions described in the prospectus, all of its original debentures (CUSIP Nos. 149123 CA7 and U14912 AB2) for a like principal amount of our exchange debentures (CUSIP No. 149123 CB5) that have been registered under the Securities Act (the "exchange offer"). The exchange debentures will have terms identical to the original debentures, except that the exchange debentures will not contain transfer restrictions or be subject to registration rights or additional interest provisions.

The exchange offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated as of August 15, 2012, by and among the Company and the lead dealer managers named therein with respect to the original debentures. Exchange debentures will be issued in minimum denominations of $2,000 and integral multiples of $1,000.

This material is being forwarded to you as the beneficial owner of the original debentures carried by us in your account but not registered in your name. A tender of such original debentures may only be made by us as the holder of record and pursuant to your instructions.

Accordingly, we request instructions as to whether you wish us to tender on your behalf the original debentures held by us for your account, pursuant to the terms and conditions set forth in the enclosed prospectus and letter of transmittal.

Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the original debentures on your behalf in accordance with the provisions of the exchange offer. The exchange offer will expire at 11:59 p.m., New York City time, on   , 2012, unless extended by the Company (the "expiration date"). Any original debentures tendered pursuant to the exchange offer may be withdrawn at any time before the expiration date.

The exchange offer is not conditioned upon any minimum number of original debentures being tendered. Your attention is directed to the following:

1. The Company is offering to exchange any and all the original debentures for exchange debentures.

2. The exchange debentures will have terms identical to the original debentures, except that the exchange debentures will not contain transfer restrictions or be subject to registration rights or additional interest provisions.

3. The exchange offer is subject to certain conditions set forth in the section of the prospectus entitled "The Exchange Offer — Conditions to the Exchange Offer."

4. Any transfer taxes incident to the transfer of original debentures from the holder to the Company will be paid by the Company, except as otherwise provided in the instructions in the letter of transmittal.

5. The exchange offer expires at 11:59 p.m., New York City time, on the expiration date, unless extended by the Company.

Please read the prospectus.

If you wish to tender your original debentures, please so instruct us by completing, executing and returning to us the instruction form on the back of this letter. The letter of transmittal is furnished to you for information only and may not be used directly by you to tender original debentures.

If we do not receive written instructions in accordance with the procedures presented in the prospectus and the letter of transmittal, we will not tender any of the original debentures in your account. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all the original debentures held by us for your account.

Please carefully review the enclosed material as you consider the exchange offer.

INSTRUCTIONS WITH RESPECT TO
THE EXCHANGE OFFER

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the exchange offer made by Caterpillar Inc. with respect to its original debentures.

This will instruct you to tender the original debentures held by you for the account of the undersigned, upon and subject to terms and conditions set forth in the prospectus and the related letter of transmittal.

With respect to the exchange offer, the undersigned hereby instructs you (check appropriate box):

☐ **To TENDER** the original debentures held by you for the account of the undersigned as indicated below:

$_____ of 3.803% Debentures due 2042 (CUSIP No. 149123 CA7)
$_____ of 3.803% Debentures due 2042 (CUSIP No. U14912 AB2)

☐ **NOT to TENDER** any original debentures held by you for the account of the undersigned.

If the undersigned instructs you to tender the original debentures held by you for the account of the undersigned, it is understood that you are authorized to make, on behalf of the undersigned (and the undersigned by its signature below, hereby makes to you), the representations and warranties contained in the letter of transmittal that are to be made with respect to the undersigned as beneficial owner(s), including but not limited to the representations, that:

- the undersigned is not an affiliate of the Company;

- the undersigned is not a broker-dealer tendering original debentures acquired in exchange for securities acquired directly from the Company for its own account; or if the undersigned is a broker-dealer that will receive exchange debentures for its own account in exchange for original debentures that were acquired as a result of market making or other trading activities, that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such exchange debentures;

- the original debentures being exchanged have been, and any exchange debentures to be received by the undersigned will be, acquired in the ordinary course of its business; and

- at the time of the exchange offer, the undersigned has no arrangement or understanding with any person to participate in, and is not engaged in and does not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of provisions of the Securities Act.

Sign Here

Name of beneficial owner(s) (please print): _____

Signature(s): _____

Address: _____

Telephone Number: _____

Taxpayer Identification or Social Security Number: _____

Date: _____

EXHIBIT 99.3



Offer to Exchange
$1,721,536,000 aggregate principal amount of
3.803% Debentures due 2042
(the "original debentures")
(CUSIP Nos. 149123 CA7 and U14912 AB2)
for
$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042
(the "exchange debentures")
(CUSIP No. 149123 CB5)
that have been registered under the Securities Act of 1933, as amended (the "Securities Act")

PURSUANT TO THE PROSPECTUS DATED   , 2012

, 2012

To Brokers, Dealers, Commercial
Banks, Trust Companies and
Other Nominees:

Caterpillar Inc. (the "Company") is offering to exchange, upon the terms and subject to the conditions described in the prospectus, dated   , 2012 (the "prospectus"), and the related letter of transmittal (the "letter of transmittal"), all of its original debentures (CUSIP Nos. 149123 CA7 and U14912 AB2) for a like principal amount of our exchange debentures (CUSIP No. 149123 CB5) that have been registered under the Securities Act (the "exchange offer"). The exchange debentures will have terms identical to the original debentures, except that the exchange debentures will not contain transfer restrictions or be subject to registration rights or additional interest provisions.

The exchange offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated as of August 15, 2012, by and among the Company and the lead dealer managers named therein with respect to the original debentures. Exchange debentures will be issued in minimum denominations of $2,000 and integral multiples of $1,000.

We are requesting that you contact your clients for whom you hold original debentures regarding the exchange offer. For your information and for forwarding to your clients for whom you hold original debentures registered in your name or in the name of your nominee, or who hold original debentures registered in their own names, we are enclosing the following documents:

1. The prospectus, dated   , 2012;

2. The letter of transmittal for your use and for the information of your clients including Form W-9; and

3. A form of letter which may be sent to your clients for whose account you hold original debentures registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the exchange offer.

Your prompt action is requested. The exchange offer will expire at 11:59 p.m., New York City time, on   , 2012, unless extended by the Company ("the expiration date"). Any original debentures tendered pursuant to the exchange offer may be withdrawn at any time before the expiration date.

Pursuant to the letter of transmittal, each holder of original debentures will represent to the Company that:

- such holder is not an affiliate of the Company;

- such holder is not a broker-dealer tendering original debentures acquired in exchange for securities acquired directly from the Company for its own account; or if such holder is a broker-dealer that will receive exchange debentures for its own account in exchange for original debentures that were acquired as a result of market making or other trading activities, that such holder will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such exchange debentures;

- the original debentures being exchanged have been, and any exchange debentures to be received by such holder will be, acquired in the ordinary course of its business; and

- at the time of the exchange offer, such holder has no arrangement or understanding with any person to participate in, and is not engaged in and does not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of provisions of the Securities Act.

The enclosed letter to clients contains an authorization by the holders of the original debentures for you to make the foregoing representations.

If any holder wishes to participate in the exchange offer and such holder's original debentures are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee through The Depository Trust Company ("DTC"), the holder may do so through the automated tender offer program of DTC. By participating in the exchange offer, tendering holders will agree to be bound by the letter of transmittal as though such holder had signed the letter of transmittal.

The Company will not pay any fee or commission to any broker or dealer or to any other person (other than the exchange agent for the exchange offer). The Company will pay all transfer taxes, if any, applicable to the exchange of original debentures pursuant to the exchange offer, on the transfer of original debentures to it, except as otherwise provided in instruction 5 of the enclosed letter of transmittal. The Company may reimburse brokers, dealers, commercial banks, trust companies and other nominees for their reasonable out-of-pocket expenses incurred in forwarding copies of the prospectus, letter of transmittal and related documents to the beneficial owners of the original debentures and in handling or forwarding tenders for exchange.

To participate in the exchange offer, a duly executed and properly completed letter of transmittal (or manually executed facsimile thereof), with any required signature guarantees and any other required documents, should be sent to U.S. Bank National Association, the exchange agent for the original debentures, all in accordance with the instructions set forth in the letter of transmittal and the prospectus.

Any inquiries you may have with respect to the exchange offer, or requests for additional copies of the enclosed materials should be directed to the exchange agent at its address and telephone number set forth on the front of the letter of transmittal.

Very truly yours,

CATERPILLAR INC.

Nothing herein or in the enclosed documents shall constitute you or any other person as an agent of the Company or the exchange agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the exchange offer, except for statements expressly made in the prospectus or the letter of transmittal.

Enclosures